UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: March 31, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2007	12.31.2007	1	01.01.2007	03.31.2007	4	10.01.2006	12.31.2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Walbert Antonio dos Santos					12 - CPF (INDIVIDUAL TAX ID) 867.321.888-87

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 03.31.2007	2 –Previous Quarter 12.31.2006	3 – Same Quarter of Last Year 03.31.2006
Paid-in Capital
1 - Common	479,756,730	479,756,730	479,756,730
2 - Preferred	0	0	0
3 - Total	479,756,730	479,756,730	479,756,730
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120 – Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	02.12.2007	Dividend	04.27.2007	ON	1.5047421610

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05.09.2007	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2007	4 - 12/31/2006
1	Total assets	6,093,076	5,672,472
1.01	Current assets	770,375	918,207
1.01.01	Cash and Banks	5,821	26,393
1.01.02	Credits	761,998	891,463
1.01.02.01	Accounts Receivable	0	0
1.01.02.02	Other receivables	761,998	891,463
1.01.02.02.01	Dividends and interest on shaherolder’s equity	694,070	824,242
1.01.02.02.02	Financial investments	29,143	28,615
1.01.02.02.03	Recoverable Taxes	28,932	28,655
1.01.02.02.04	Deffered taxes	9,853	9,951
1.01.03	Material and Supplies	0	0
1.01.04	Other	2,556	351
1.01.04.01	Other Credits	2,556	351
1.02	Noncurrent assets	5,322,701	4,754,265
1.02.01	Long-term assets	176,047	177,992
1.02.01.01	Other receivables	175,740	177,685
1.02.01.01.01	Financial investments	102,043	103,901
1.02.01.01.02	Recoverable Taxes	2,787	2,787
1.02.01.01.03	Deferred Taxes	70,910	70,997
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	307	307
1.02.01.03.01	Escrow deposits	7	7
1.02.01.03.02	Other credits	300	300
1.02.02	Permanent Assets	5,146,654	4,576,273
1.02.02.01	Investments	5,146,124	4,575,504
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,722,908	3,126,322
1.02.02.01.04	Permanent equity interests - Goodwill	1,423,216	1,448,410
1.02.02.01.05	Other investments	0	772
1.02.02.02	Property, plant and equipment	472	493
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	58	276

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2007	4 - 12/31/2006
2	Total liabilities	6,093,076	5,672,472
2.01	Current liabilities	730,018	782,977
2.01.01	Loans and financing	0	8,406
2.01.01.01	Interest on debts	0	120
2.01.01.02	Loans and financing	0	8,286
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,080	6,387
2.01.04	Taxes and Social Contributions Payable	242	291
2.01.05	Dividends and Interest on Equity	726,750	726,798
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	946	41,095
2.01.08.01	Accrued liabilities	10	45
2.01.08.02	Derivative contracts	0	40,141
2.01.08.03	Other	936	909
2.02	Non-current liabilities	23,853	23,218
2.02.01	Long-term liabilities	23,853	23,218
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Reserves	23,853	23,218
2.02.01.03.01	Reserve for Contingencies	23,853	23,218
2.02.01.04	Related parties	0	0
2.02.01.05	Advances	0	0
2.02.01.06	Other	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ equity	5,339,205	4,866,277
2.04.01	Capital	4,734,790	4,734,790
2.04.01.01	Capital	4,734,790	4,734,790
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	131,471	131,471
2.04.04.01	Legal reserves	131,471	131,471
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special Reserve for undistributed dividends	0	0
2.04.04.07	Other Revenue Reserve	0	0
2.04.05	Retained Earnings	472,928	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 – 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	471,819	471,819	310,290	310,290
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(5,932)	(5,932)	(3,060)	(3,060)
3.06.03	Financial	(18,193)	(18,193)	(5,490)	(5,490)
3.06.03.01	Financial income	8,093	8,093	20,617	20,617
3.06.03.01.01	Other financial income	8,093	8,093	20,617	20,617
3.06.03.02	Financial expenses	(26,286)	(26,286)	(26,107)	(26,107)
3.06.03.02.01	Goodwill amortization	(25,193)	(25,193)	(21,281)	(21,281)
3.06.03.02.02	Other financial expenses	(1,093)	(1,093)	(4,826)	(4,826)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

1 – Code	2 – Description	3 – 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 – 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.06.06	Equity in subsidiaries	495,944	495,944	318,840	318,840
3.06.06.01	Companhia Paulista de Força e Luz	213,417	213,417	141,806	141,806
3.06.06.04	Companhia Piratininga de Força e Luz	89,012	890,12	63,721	63,721
3.06.06.02	CPFL Geração de Energia S.A.	88,700	88,700	44,963	44,963
3.06.06.03	CPFL Comercialização Brasil S.A.	74,394	74,394	68,350	68,350
3.06.06.05	Nova 4 Participações Ltda	(4,725)	(4,725)	0	0
3.06.06.06	CPFL Serra Ltda	33,705	33,705	0	0
3.06.06.07	CPFL Comercialização Cone Sul S.A.	1,441	1,441	0	0
3.07	Income (loss) from operations	471,819	471,819	310,290	310,290
3.08	Nonoperating income/expense	1,863	1,863	0	0
3.08.01	Income	1,863	1,863	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	473,682	473,682	310,290	310,290
3.10	Income tax and social contribution	(568)	(568)	(2,660)	(2,660)
3.10.01	Social contribution	0	0	(470)	(470)
3.10.02	Income Tax	(568)	(568)	(2,190)	(2,190)
3.11	Deferred tax	(186)	(186)	(1,142)	(1,142)
3.11.01	Deferred Social Contribution	(26)	(26)	(201)	(201)
3.11.02	Deferred income tax	(160)	(160)	(941)	(941)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	0	0	0

3.15	Net income for the period	472,928	472,928	306,488	306,488
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	479,756,730	479,756,730
	INCOME PER SHARE	0.98577	0.98577	0.63884	0.63884
	LOSS PER SHARE

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		March 31, 2007		December 31, 2006

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect
			(*)		(*)

Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	-	99.99	-	99.99
Rio Grande Energia S.A.	Full	-	99.76	-	99.76
Energy Generation
CPFL Geração de Energia S.A.	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A.	Full	-	-	-	100.00
SEMESA S.A.(**)	Full	-	-	-	100.00
CPFL Sul Centrais Elétricas Ltda. (**)	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A.	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A.	Proportionate	-	85.00	-	85.00
Campos Novos Energia S.A.	Proportionate	-	48.72	-	48.72
Makelele Participações S.A.	Full	-	100.00	-	100.00
Energy Commercialization
CPFL Comercialização Brasil S.A.	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A.	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia	Full	-	100.00	-	100.00
Elétrica Ltda.
Sul Geradora Participações S.A.	Full	-	99.95	-	99.95
Holdings
CPFL Serra Ltda.	Full	100.00	-	100.00	-
Nova 4 Participações Ltda.	Full	100.00	-	100.00	-

(*) Refer to the interests held by direct subsidiaries.
(**) Subsidiaries merged on January 1, 2007 by CPFL Geração

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year’s financial statements and should be analyzed together with those statements. These interim financial statements were prepared in accordance with generally accepted accounting principles in Brazil, rules with the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL and the standards published by the Brazilian Securities Commission (“CVM”).

During the quarter, approval was granted for implementation of the last stage of the Corporate Reorganization, which segregates the corporate participations held by the subsidiary CPFL Paulista, pursuant to Law n° 10.848/2004, ANEEL Authorization Resolution n° 305/2005 and ANEEL order n° 669 of March 14, 2007. This process involved a reduction of the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on March 14, 2007, with no cancellation of shares, through the return to the Company of the assets relating to the investment in RGE, amounting to a total of R$ 1,050,411. On the same date, the Company paid up the amount of this investment in the subsidiary CPFL Serra.

In order to improve the information presented to the market, as supplementary information, the Cash Flow Statements and Added Value Statements of the parent company and consolidated are being presented for the three months ended March 31, 2007 and 2006 (notes 30 and 31, respectively).

The Cash Flow Statements were prepared in accordance with the criteria established by FAS 95 – Statement of Cash Flows, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission (“SEC”).

The Company and its subsidiaries made certain reclassifications in the Income Statement published in March 31, 2006, to provide a basis for comparison, basically as a result of the new classifications required by ANEEL, in accordance with ANEEL Order n° 3.073 as of December 28, 2006, which made changes to the Public Electric Energy Service Accounting Manual, are summarized below:

Item	From	To

Fuel Consumption Account - CCC	Operating Expenses	Deduction from Operating Revenues
Energy Development Account – CDE	Operating Expenses	Deduction from Operating Revenues
Research and Development and Energy
Efficiency Programs	Operating Expenses	Deduction from Operating Revenues

Consolidation Principles

The consolidated interim financial statements includes the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, Cone Sul, CPFL Serra, and Nova 4. The asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista (up December 31, 2006), CPFL Geração, CPFL Brasil, CPFL Serra and Nova 4 were consolidated with those of their subsidiaries, fully or proportionally, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of CPFL Energia’s subsidiaries are consistent with those of CPFL Energia. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders’ equity base for calculation of equity interest and, consequently, in consolidation.

In June 2006, the Company increased its participation in the subsidiary RGE, and now fully consolidates the financial statements. To assist comparison, Note 28 shows a summary of the main account headings of the statement of operations, consolidated “pro-forma”, showing the acquisition as if it had occurred in the first quarter of 2006.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Assets

Consumers, Concessionaires and Licensees (note 5)
Extraordinary Tariff Adjustment (a)	163,471	210,517	-	-
Free Energy (a)	56,642	74,500	762	790
Tariff Review - Remuneration Base (b.1)	19,582	28,484	-	-
Tariff Review - Depreciation (b.1)	48,362	34,341	1,109	12,604
Discounts on the TUSD and Irrigation (b.5)	46,203	31,078	6,314	7,970
Tariff Adjustment - Other (b.2)	1,668	-	-	-

	335,928	378,920	8,185	21,364

Deferred Costs Variations
Parcel "A" (a)	184,931	102,460	372,622	460,721
CVA (c)	357,750	231,893	33,491	51,957

	542,681	334,353	406,113	512,678

Prepaid Expenses (note 9)
Tariff adjustment – Purchase Itaipu (b.2)	934	13,052	-	-
Tariff adjustment – Other (b.2)	42,216	17,982	2,388	6,904
PIS and COFINS - Generators pass-through (b.2)	8,032	22,447	284	3,473
Increase in PIS and COFINS (b.3)	110,292	47,106	894	3,554
Energy Surpluses and Shortfalls (b.4)	44,918	30,102	11,395	5,467
Low Income Consumers' Subsidy - Losses (d)	37,633	47,393	-	-

	244,025	178,082	14,961	19,398

Liabilities

Suppliers (note 16)
Free Energy (a)	(84,254)	(103,581)	-	-

Deferred Gains Variations
Parcel "A" (a)	(2,080)	-	(10,629)	(12,335)
CVA (c)	(255,245)	(162,350)	(41,012)	(58,734)

	(257,325)	(162,350)	(51,641)	(71,069)

Other Accounts Payable (note 20)
PIS and COFINS - Generators pass-through (b.2)	(5,040)	(15,010)	-	-
Increase in PIS and COFINS (b.3)	(104,547)	(30,842)	-	-
Low Income Consumers' Subsidy - Gains (d)	(6,984)	(3,964)	(250)	(732)
Tariff Review - Return of consumer - IRT 2005 and 2006
Recalculated	(98,635)	-	-	-
Tariff Adjustment - Other (b.2)	(1,197)	-	-	-

	(216,403)	(49,816)	(250)	(732)

Total	564,652	575,608	377,368	481,639

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

The adjustment is being used by the subsidiary CPFL Paulista and has already been used by the subsidiary CPFL Piratininga to offset the regulatory assets recorded in respect of Extraordinary Tariff Adjustment (“RTE”) and Free Energy. Deadlines of 72 and 61 months were established for realization of the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista and CPFL Piratininga. This asset is being realized through the income derived from the extraordinary tariff adjustment, up to December 2007, in the case of CPFL Paulista and terminated in January 2007, in the case of CPFL Piratininga. CPFL Piratininga started to offset Parcel “A” in February 2007, using a mechanism similar to the RTE system, over the time necessary to reach the amount recorded. In the case of CPFL Paulista, Parcel “A” will be offset as from January 2008.

As of March 31, 2007 the subsidiary CPFL Paulista established a provision for losses on the realization of the Extraordinary Tariff Adjustment in the amount of R$ 96,479, set against accounts receivable, based on the projections of expected income by the subsidiaries and taking into account market growth, estimated inflation, interest and regulatory aspects.

In the case of the indirect subsidiary RGE, the Free Energy regulatory asset is derived from the allocation of its partial quota from Itaipu for the rationing program. As in the case of the RTE, the indirect subsidiary RGE and the subsidiary CPFL Geração as of March 31,2007, have established an accumulated provision of R$ 11,626 for losses on realization of Free Energy.

Due to the legal provision for termination of collection of RTE, the subsidiary CPFL Paulista recorded a provision for Free Energy losses of R$ 101,508, credited to the “Consumers” account and set against the “Suppliers” account.

With the end of collection of the extraordinary tariff adjustment in the subsidiary CPFL Piratininga, losses of R$ 47,988 and R$ 45,807 were confirmed for RTE and Free Energy, respectively.

The changes in balances related to RTE, Free Energy and Parcel “A”, for first quarter of 2007, net of the provision for losses, are as follows:

		Consolidated

		Free Energy

Description	RTE	Asset	Liability	Parcel "A" Net

Balances as of December 31, 2006	210,517	75,290	103,581	550,846
Addition due to company acquisitions	-	-	(717)	482
Monetary Restatement	8,869	4,899	6,307	16,617
Provision for losses	-	(1,998)	(1,744)	-
Realization	(55,915)	(20,787)	(23,173)	(23,101)

Balances as of March 31, 2007	163,471	57,404	84,254	544,844

The amortization of Parcel “A” in the quarter refers to CPFL Piratininga and Santa Cruz is as follows:

Consolidated

March
31,2007

Energy Purchased	16,185
System Service Charge	1,203
Fuel Consumption Account - CCC	5,229
RGR	350
Inspection Fee	134

Total	23,101

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003 and 2004

• CPFL Paulista

In April 2007, through Ratification Resolution n° 443, ANEEL amended the final result of the first periodic tariff review of the subsidiary CPFL Paulista approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review of the subsidiary CPFL Paulista. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the “Xe” component of the “X” factor from 1.1352% to 1.2530% corresponds to a financial adjustment of R$ 44,868, which will be offset in the 2007 tariff adjustment for CPFL Paulista. This regulatory asset is recorded in the “Consumers, Concessionaires and Licensees” account – Tariff Review Depreciation, including the effects of PIS and COFINS.

• CPFL Piratininga

In October 2006, in answer to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL altered the CPFL Piratininga remuneration base amounts approved in October 2005, and consequently, the result of the first tariff review of October 2003, previously considered final, once more became provisional. Through this alteration, ANEEL decided that the electricity supply tariffs of the subsidiary CPFL Piratininga should be reset at 10.14% (the percentage of 9.67% had been considered final). It also set the provisional value of the “Xe” factor, which reflects productivity gains, at 0.8571%, to be applied as a reduction factor for the “Parcel B” manageable costs for subsequent annual tariff adjustments. The final percentage should be established on definition of the final percentage of the tariff adjustment.

To reflect the new percentage approved by ANEEL, in September 2006, CPFL Piratininga recognized a regulatory asset of R$ 26,970, including the effects of PIS and COFINS, in the “Consumers, Concessionaires and Licensees” – Tariff Review Remuneration Base account, set against Revenue from Electricity Sales, and is recording the amortization of this asset.

• Santa Cruz

In December 2005, ANEEL finally approved the result of the first February 2004 periodic tariff review of the indirect subsidiary Santa Cruz.

In accordance with the Resolution, the final rate of 15.95%, as against the periodic tariff adjustment of 10.23% granted in February 2004, resulted in deferral of R$ 5,468 of Parcel “B”, to be added cumulatively to Parcel “B”, in the 2005, 2006 and 2007 Tariff Adjustments, at February 3, 2004 prices, restated by the variation in the Consumer Price Index - IGP-M between the date of the Tariff Review (February 3, 2004) and the date of the tariff adjustments.

A final “X” Factor of 1.73% was also established, with an “Xe” component of 0.9907% to be applied as a reduction factor to “Parcel B” in adjustments subsequent to approval of the final result of the first periodic tariff review, through Ratification Resolution n° 260, of December 19, 2005.

As of March 31, 2007, the balance of R$ 4,434 recorded as “Tariff Review – Remuneration Base” refers to adjustment of the accrual period to that date, although it will be received until January 2008.

b.2) Tariff Adjustments of 2006 and 2007

In Ratification Resolution n° 445, of April 3, 2007, ANEEL set the Annual Tariff Adjustment (“IRT”) rate of the subsidiary CPFL Paulista at an average 7.06%, of which 2.60% refers to the annual economic tariff adjustment and 4.46% to the additional financial components. The main additional financial components are the Parcel “A” Amounts to be offset (“CVA”), the financial adjustments relating to the 2004 to 2006 tariff adjustment rates, energy surpluses and shortfalls, the PIS and COFINS increases, discounts on irrigation, collection of the Tariff for Use of the Distribution System (“TUSD”) and the tariff review effects mentioned in the previous item.

In order to review the PIS and COFINS amounts of the Generators, ANEEL recalculated the electricity cost of the first 2005 tariff adjustment. As the cost of electricity affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. The CVA amounts approved by ANEEL in the 2007 Tariff Review Rate excluded the surpluses of the electricity contracts, in accordance with item 61 of ANEEL Technical Note n° 069 of March 22, 2007. Accordingly, these effects basically explain the adjustments of R$ 98,635 recorded in “Other Accounts Payable” and R$ 177,710 in “Deferral of Tariff Costs”, both set against “Cost of Electricity” (Note 24).

Also in connection with the events mentioned above, the Company recorded a reversal of R$ 10,910 in the PIS and COFINS - Generators pass-through regulatory asset and of R$ 15,834 in the Energy surpluses and shortfalls, estimated based on the methodology proposed in ANEEL Technical Note n° 151/2006.

Assets of R$ 14,854 were also recorded in the quarter for other financial components of the 2007 IRT, relating mainly to the Research and Development and Energy Efficiency Program (“P & D”) on the financial components of the 2004 to 2006 Tariff Review Rates, the Electricity for All (Luz para Todos) Program and others.

• CPFL Piratininga

Through Ratification Resolution n° 386, of October 19, 2006, ANEEL set the IRT at an average percentage of 10.79%, consisting of 4.40% in relation to the annual tariff adjustment and 6.39% in relation to the additional financial components. The main additional financial components are the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on collection of the TUSD and the effects of the Tariff Review mentioned in the previous item.

ANEEL also took into consideration application of art. 109 of Law n° 11.196/2005, which ordered the refund by the generators, in 12 monthly installments as from November 2006, of the amount of R$ 7,764 received as a result of the effects of the PIS and COFINS increase passed on to consumers during the previous tariff period. Accordingly, the subsidiary CPFL Piratininga recorded the amount to be returned to consumers as an asset, set against Cost of Energy, as recorded in liabilities and set against supply income, and has, since that time, recorded amortization of the assets and liabilities in the accounts.

RGE

Through Ratification Resolution n° 452, of April 18, 2007, ANEEL set the IRT of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 6.05%, comprising 3.77% in relation to the annual economic tariff adjustment and 2.28% in relation to the additional financial components. The main additional financial components are the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on irrigation, collection of the TUSD, R&D on financial components, the Light for All (Luz para Todos) Program and others.

Santa Cruz

Through Ratification Resolution n° 424, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary Santa Cruz at an average of 5.71%, of which 4.56% refers to the annual tariff adjustment and 1.15% to the additional financial components.

The main financial components include the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on collection of the TUSD and others.

b.3) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated in the tariff.

CPFL Paulista

In accordance with Ratification Resolution n° 445, of April 3, 2007, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 97,377 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary posting of the remaining restated balance of R$ 72,983 was recorded in the period in the “Prepaid Expenses” account.

In view of the discussions in respect of the nature of this credit, the subsidiary CPFL Paulista conservatively opted to record a liability of the same amount, recorded in the account “Other Accounts Payable”, which will be monetarily restated based on the variation of the IGP-M.

CPFL Piratininga

In accordance with Ratification Resolution n° 386, of October 19, 2006, ANEEL approved passing on to the tariff the amount of R$ 34,263 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into consideration in the 2005 tariff adjustment. The amount of R$ 30,842 was recorded in September, 2006 in the “Prepaid expenses” account.

Amortization of the asset is recorded in the accounts and set against the deduction of income from PIS and COFINS.

In view of the provisional nature of these amounts, and the discussions involving the nature of the credit, the Company conservatively opted to record a liability of the same amount in the “Other Accounts Payable” account, and records monetary restatement of the amount based on the variation of the IGP-M.

Santa Cruz

In accordance with Ratification Resolution n° 424, of January 30, 2007, ANEEL approved the passing on to the tariff of R$ 3,309 as realignment of tariffs with the PIS and COFINS costs, and recorded in December, 2006, this amount in the “Prepaid Expenses” account. Amortization of this asset is recorded in the accounts and set against deduction of the PIS and COFINS income.

b.4) Energy Surpluses or Shortfalls

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also guaranteed that costs or income derived from construction work or electricity shortfalls will be passed on to the tariffs, limited to 3% of the energy load requirement.

The constitution and amortization of the net energy surpluses or shortfalls of the distributors are recorded as “Prepaid Expenses” and credited to “Cost of Electricity” (note 24).

b.5) Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets, arising from the special discounts applied on the TUSD from the supply of electricity from alternative sources, and on irrigation and aquaculture. The provisions and realization of the discounts on the TUSD and irrigation are recorded in “Consumers, Concessionaires and Licensees” (Note 5) and set against the “Operating Income” (Note 23) account.

The following table shows the changes in the items described above, relating to Tariff Review and Adjustments, occurred during the quarter ended March 31, 2007:

						Consolidated

Description	Tariff Review-Remuneration Base (b.1) (1)	Tariff Review- Depreciation (b.1)	Tariff Adjustment- Itaipu Purchase (b.2)	Tariff Adjustment- Other Asset and Liability (b.2) (2)	PIS and COFINS - Generators Pass- through (b.2)		Tariff Review - Return of consumer - IRT 2005 and 2006 Recalculated (b.2)	Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls (b.4)	Discounts on the TUSD and irrigation (b.5)	Total

					Asset (3)	Liability		Asset	Liability

Balance as of December 31, 2006	28,484	46,945	13,052	24,886	25,920	(15,010)	-	50,660	(30,842)	35,569	39,048	218,712
Addition due to company acquisitions	(320)	-	-	1,373	-	(50)	-	828	-	557	1,424	3,812

Constitution	2,010	6,310	-	16,702	(10,491)	-	(98,635)	72,983	(72,983)	31,264	15,171	(37,669)
Restatement	66	(3,784)	-	2,604	-	-	-	279	(722)	-	666	(891)
Amortization	(10,658)	-	(12,118)	(490)	(7,113)	10,020	-	(13,564)	-	(11,077)	(3,792)	(48,792)

Balance as of March 31, 2007	19,582	49,471	934	45,075	8,316	(5,040)	(98,635)	111,186	(104,547)	56,313	52,517	135,172

(1) The effects of amortization were recorded in Operating Income. Of this total, R$ 4,008 was recorded directly in the classes of supply.

(2) The effects of the provision were recorded in Operating Income R$ 17,158, Operating Expense, R$ 461 and Cost, Deductions from Income and Operating Expense net amount of R$ 5. The effects of amortization were recorded in Operating Revenue R$ 464, and Cost of Electric Energy, Deductions from Operating Revenue and Operating Expense in the net amount R$ 26.

(3) The effects of amortization were recorded in Accounts Receivable.

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The following expenses are currently considered unmanageable costs: (i) tariff for electricity purchased, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) System Service Charges, (iv) usage tariff for the transmission installations forming the basic network, (v) payment quota to the Fuel Consumption Account – CCC, (vi) payment quota to the Energy Development Account – CDE and (vii) Incentive Program for Alternatives to Electric Energy - PROINFA. The amounts included in the CVA are restated based on the SELIC rate.

			Consolidated
			Changes

Detailing:	Balance as of December 31, 2006	Addition due to company acquisitions	Deferral	Amortization	Restatement	Balance as of March 31, 2007

ASSET
Energy Purchased	185,103	(3,652)	185,835	(42,467)	10,134	334,953
System Service Charge	37,526	(966)	2,923	(19,180)	1,107	21,410
Fuel Consumption Account –
CCC	29,904	(2,349)	(15,495)	(6,501)	185	5,744
Energy Development Account -
CDE	31,317	8	6,143	(9,236)	902	29,134

Total	283,850	(6,959)	179,406	(77,384)	12,328	391,241

LIABILITY
Energy Purchased	(166,335)	1,124	(4,053)	14,075	(3,430)	(158,619)
System Service Charge	(54,431)	(104)	10,209	2,680	(607)	(42,253)
Fuel Consumption Account –
CCC	(318)	(941)	(93,912)	442	(573)	(95,302)
Energy Development Account -
CDE	-	(3)	-	(81)	1	(83)

Total	(221,084)	76	(87,756)	17,116	(4,609)	(296,257)

d) Low Income Consumers’ Subsidy

Law n° 10.438, of April 26, 2002 and Decree n° 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers are to be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers of the market served, and as the introduction of this new criteria has an impact on the tariff levels, in addition to the principal of reasonable tariffs for the rest of the market, ANEEL established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

• For months in which losses are recorded by the concessionaire, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental institution), through the Energy Development Account – CDE.

• In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The movements in the balances in the quarter as of March 31, 2007 are as follows:

	Consolidated

	Asset	Liability

Balances as of December 31, 2006	47,393	(4,696)
Addition due to company acquisitions	-	605
Loss (Gain) of Revenue	(3,023)	(4,324)
Amortization Tariff Increase	-	1,227
Receivables Approved by ANEEL	(6,737)	-
Monetary Restatement	-	(46)

Balances as of March 31, 2007	37,633	(7,234)

As a result of new agreements with the Granting Authority, the assets and liabilities of the subsidiaries CPFL Paulista and CPFL Piratininga were recalculated as from 2002, generating an additional consolidated expense in the quarter of R$ 13,673.

(4) CASH AND BANKS

	Parent Company		Consolidated

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Bank deposits	1,794	23,667	396,177	259,359
Short-term financial investments	4,027	2,726	632,730	370,891

Total	5,821	26,393	1,028,907	630,250

The short-term financial investments correspond to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of March 31, 2007 and December 31, 2006, as follows:

	Consolidated

	Balances Coming due	Past due		Total

		Up to 90	More than	March	December
		days	90 days	31,2007	31, 2006

Current
Consumer Classes
Residential	242,031	155,427	25,785	423,243	371,145
Industrial	173,030	60,438	53,017	286,485	304,797
Commercial	95,427	49,931	31,932	177,290	173,588
Rural	26,770	6,165	1,904	34,839	35,262
Public Administration	22,388	5,972	6,470	34,830	39,749
Public Lighting	22,300	4,627	46,665	73,592	80,556
Public Service	23,770	12,811	8,747	45,328	47,626

Billed	605,716	295,371	174,520	1,075,607	1,052,723
Unbilled	474,743	-	-	474,743	444,389
Financing of Consumers' Debts	85,362	2,363	7,125	94,850	78,213
Regulatory asset (note 3)	335,928	-	-	335,928	378,920
CCEE Transactions (a)	14,212	-	-	14,212	19,793
Concessionaires and Licensees (b)	77,796	-	6	77,802	69,484
Other	47,196	-	-	47,196	81,446

Total	1,640,953	297,734	181,651	2,120,338	2,124,968

Noncurrent
Financing of Consumers' Debts	99,660	-	-	99,660	101,930
CCEE Transactions (a)	41,361	-	-	41,361	41,616
Regulatory Asset (note 3)	8,185	-	-	8,185	21,364
Other	164	-	-	164	273

Total	149,370	-	-	149,370	165,183

a) Electric Energy Trading Chamber (“CCEE”) transactions

The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to December 2006. The amount receivable for energy sales as of March 31, 2007 mainly comprises: (i) legal adjustments, established as the result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; (iv) amounts negotiated bilaterally pending settlement and (v) estimates made by the subsidiaries for periods not yet made available by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision were posted in the accounts.

b) Concessionaires and Licensees

Refers basically, to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to certain transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga. The amounts are being set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of March 31, 2007 the short-term balance is R$ 29,143 (R$ 28,615 as of December 31, 2006), and the long-term balance is R$ 102,043’ (R$ 103,901 as of December 31, 2006). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	March	December 31,	March	December 31,
	31,2007	2006	31,2007	2006

Current
Social Contribution Prepayments - CSLL	-	900	564	4,020
Income Tax Prepayments - IRPJ	-	1,094	1,039	7,219
Social Contribution and Income Tax	23,504	-	29,568	11,159
Withholding Income Tax - IRRF	4,833	26,066	40,117	67,303
ICMS (State VAT)	-	-	41,427	43,820
PIS (Tax on Revenue)	-	-	2,082	5,994
COFINS (Tax on Revenue)	8	8	7,745	28,343
INSS (Social Security)	-	-	1,377	330
Other	587	587	2,386	2,765

Total	28,932	28,655	126,305	170,953

Noncurrent
Social Contribution Tax - CSLL	-	-	23,580	22,846
Income Tax - IRPJ	-	-	7,410	9,477
PIS (Tax on Revenue)	2,787	2,787	2,975	3,898
COFINS (Tax on Revenue)	-	-	859	6,588
ICMS (State VAT)	-	-	61,238	60,240
INSS (Social Security)	-	-	92	-

Total	2,787	2,787	96,154	103,049

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of December 31,2006	(99,609)
Addition due to company acquisitions	39
Additional Allowance Recorded	(19,899)
Recovery of Revenue	8,093
Write-off of Accounts Receivable	8,569

Balance as of March 31,2007	(102,807)

(9) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Regulatory Asset (note 3)	244,025	178,082	14,961	19,398
Other	15,923	13,157	8,761	9,371

Total	259,948	191,239	23,722	28,769

(10) DEFERRED TAXES

10.1 Composition of the income tax and social contribution credits:

	Parent Company		Consolidated

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Social Contribution Credit on:
Tax Loss Carryforwards	17,199	17,198	39,685	45,557
Tax Benefit on Merged Goodwill	-	-	166,905	169,809
Temporarily Nondeductible Differences	72	98	68,823	74,983

Subtotal	17,271	17,296	275,413	290,349

Income Tax Credit on:
Tax Loss Carryforwards	57,328	57,576	88,666	101,300
Tax Benefit of Merged Goodwill	-	-	522,581	490,722
Temporarily Nondeductible Differences	6,164	6,076	196,027	212,986

Subtotal	63,492	63,652	807,274	805,008

Other	-	-	1,606	2,190

Total	80,763	80,948	1,084,293	1,097,547

Current	9,853	9,951	170,247	188,942
Noncurrent	70,910	70,997	914,046	908,605

	80,763	80,948	1,084,293	1,097,547

The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies DOC 4 Participações S.A., Draft I Participações S.A., CPFL Missões and SEMESA, into CPFL Paulista, CPFL Piratininga, CPFL Serra and CPFL Geração, respectively, and has been realized proportionally to the amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession. In the quarter as of March 31, 2007, the annual amortization rates were 6.06%, 5.63%, 3.67% and 5.26%, respectively.

The subsidiary CPFL Geração recorded the amount of R$ 40,234 in the quarter in respect of the tax benefit on the merged goodwill of the indirect subsidiary SEMESA. As a result of the merger, mentioned in Note 12, amortization of this goodwill is now deductible for income tax purposes.

The projections of future results that guide and support the establishing of deferred tax credits of the Company and the subsidiaries were approved by the Boards of Directors and examined by the Audit Committees.

10.2 - Temporary nondeductible differences balance:

		Consolidated

	March 31,2007		December 31, 2006

	Social	Income Tax (IRPJ)	Social	Income Tax (IRPJ)
	Contribution		Contribution
	Tax (CSLL)		Tax (CSLL)

Reserve for Contingencies	15,314	45,874	15,804	47,060
Pension Plan Expenses	6,977	20,377	7,566	22,011
Allowance for Doubtful Accounts	9,503	26,398	9,349	27,587
Provision for losses on the realization of RTE	7,199	19,995	10,195	28,317
Research and Development and Energy
Efficiency Programs	7,583	21,065	8,457	23,491
Accounts Receivable from Government
Entities	4,502	12,506	6,398	17,773
Profit Sharing	3,809	11,260	3,290	9,821
Differences in Revaluation Rates	10,632	29,535	10,053	27,925
Other	3,304	9,017	3,871	9,001

Total	68,823	196,027	74,983	212,986

10.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and three month period ended March 31, 2007 and 2006:

		Consolidated

	March 31,2007		March 31,2006

	Social	Income Tax (IRPJ)	Social	Income Tax (IRPJ)
	Contribution		Contribution
	Tax (CSLL)		Tax (CSLL)

Income before CSLL and IRPJ	677,077	677,077	495,037	495,037
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	18,657	37,969	16,186	34,361
- CMC Realization	4,466	-	5,515	-
- Depreciation of Parcel of Assets
Revaluation	1,333	1,333	3,483	3,483
- Other Additions (Deductions), Net	20,336	903	5,050	(337)

Calculation base	721,869	717,282	525,271	532,544
Statutory Tax Rate	9%	25%	9%	25%

Tax Debit Result	(64,968)	(179,321)	(47,274)	(133,136)
- Tax Credit Allocated (note 12.1)	-	40,234	-	-

Total	(64,968)	(139,087)	(47,274)	(133,136)

(11) OTHER CREDITS

		Consolidated

	Current		Noncurrent

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Receivables from CESP	21,172	22,121	41,986	54,727
Receivables from BAESA	18,421	-	-	-
Advances - Fundação CESP	4,773	5,046	-	-
Pledges, Funds and Tied Deposits	5,571	6,208	74,889	71,113
Orders in Progress	9,985	8,706	-	5,266
Services Rendered to Third Parties	15,675	22,122	-	10
Reimbursement RGR	3,035	3,267	707	545
Advance Energy Purchase Agreements	2,808	2,918	1,600	1,600
Other	28,413	22,866	4,626	8,796

Total	109,853	93,254	123,808	142,057

As of December 31, 2006, in accordance with an agreement between BAESA's stockholders, differentiated rights were recognized in favor of CPFL Geração and the amount of R$ 16,755 was accordingly recorded as dividends receivable. However, in view of further agreements between the same stockholders, the amount was reclassified in the quarter to other credits receivable, as it will be liquidated at the time of the future corporate restructuring of BAESA. An additional amount of R$ 1,666 was also recorded in the quarter.

(12) INVESTMENTS

12.1 - Permanent Equity Interests:

	Parent Company		Consolidated

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Permanent Equity Interests	3,722,908	3,126,322	-	-
Goodwill / Negative Goodwill	1,423,216	1,448,410	2,041,557	2,345,474
Leased Assets	-	-	739,236	744,320
Other Investments	-	772	2,082	2,854

Total	5,146,124	4,575,504	2,782,875	3,092,648

The principal information on the investments in Permanent Equity Interests direct is as follows:

			March 31,2007			March	December 31,	March	March
						31,2007	2006	31,2007	31,2006

Investment	Number ofs	Share of	Capital	Shareholders	Net Income	Shareholders	Interest	Equity in	Subsidiaries
	Share held (*)	Capital - %		Equity		Equity

CPFL Paulista	1,000	100%	1,000	719,692	213,417	719,692	1,456,044	213,417	141,806
CPFL Piratininga	53,031,259	100%	47,418	319,550	89,012	319,550	230,538	89,012	63,721
CPFL Geração	205,487,716	100%	1,039,618	1,203,290	88,700	1,203,290	1,114,590	88,700	44,963
CPFL Brasil	456	100%	456	74,941	74,394	74,941	547	74,394	68,350
CPFL Serra	1,340,969	100%	1,340,969	1,404,722	33,704	1,404,722	320,607	33,704	-
CPFL Cone Sul	5,373	100%	5,373	6,961	1,442	6,961	5,519	1,442	-
Nova 4	1	100%	1	(6,248)	(4,725)	(6,248)	(1,523)	(4,725)	-

Total						3,722,908	3,126,322	495,944	318,840

(*) CPFL Serra and Nova 4 expressed in quotas.

The changes in the balance of equity interests are as follows:

	CPFL	CPFL	CPFL	CPFL Brasil	CPFL Serra	CPFL Cone	Nova 4	Total
	Paulista	Piratininga	Geração			Sul

Permanent Equity Interests - As of December 31, 2006	1,456,044	230,538	1,114,590	547	320,607	5,519	(1,523)	3,126,322
Capital increase	100,642	-	-	-	-	-	-	100,642
Capital Reduction	(1,050,411)	-	-	-	1,050,411	-	-	-
Equity in subsidiaries	213,417	89,012	88,700	74,394	33,704	1,442	(4,725)	495,944

Permanent Equity Interests - As of March 31,2007	719,692	319,550	1,203,290	74,941	1,404,722	6,961	(6,248)	3,722,908

a) CPFL Paulista

Corporate Reorganization

An Extraordinary General Meeting (“EGM”) held on March 14, 2007 approved the transfer of the share control of RGE, in the form of a reduction in the capital of the subsidiary CPFL Paulista, with no cancellation of shares, through the return to the Company of 67.0686% of RGE's capital, amounting to R$ 1,050,411. On the same date, the Company paid up this investment in the subsidiary CPFL Serra. The transfer, also approved in the same EGM, was in compliance with ANEEL Authorization Resolution n° 305, of September 5, 2005 and ANEEL Order n° 669 of March 14, 2007, in relation to the need for corporate segregation laid down in Law 10.848, of March 15, 2004. These assets were appraised at book values, in accordance with an expert appraisal report, as of December 31, 2006. All RGE's balances and transactions, as from January 1, 2007, are shown in the financial statements of the subsidiary CPFL Serra.

Book Value
As of December
Description	31, 2006

Investment RGE	562,885
Goodwill RGE	487,526

Total	1,050,411

Reversal of Dividends

The Company capitalized R$ 100,642 in the subsidiary CPFL Paulista, by a reversal of dividends, without issuing new shares, in order to separate the corporate participation of the indirect subsidiary RGE.

Merger of the indirect subsidiary CPFL Serra by RGE

As approved by ANEEL in Order n° 669, of March 14, 2007, the Company will propose to a General Stockholders' Meeting a merger by the subsidiary RGE of its parent company CPFL Serra, succeeding them for all purposes of rights and obligations. The main objectives of the merger are optimization of operating, administrative and tax costs through simplification of the corporate structure.

b) CPFL Geração

Merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA by the subsidiary CPFL Geração

As authorized by ANEEL in Authorization Resolution n° 766 of December 19, 2006 and Order n° 504 of February 28, 2007 and by the Banco Nacional de Desenvolvimento Econômico Social – BNDES, an Extraordinary Stockholders' Meeting held on March 30, 2007 approved the mergers of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA (“Merged Companies”) by the parent company CPFL Geração, retroactive to January 1, 2007. The merged companies will consequently cease to exist, and the subsidiary CPFL Geração will succeed to their assets, rights and obligations. The mergers will not result in a capital increase due to the fact that the merged companies are fully-owned subsidiaries of the subsidiary CPFL Geração.

The stockholder's equities of the merged companies were evaluated at book values as of December 31, 2006, and the March 31, 2007 financial statements should therefore be analyzed taking into account the effects of the mergers of these investments as from January 1, 2007. We show below the composition of the net assets merged by the subsidiary CPFL Geração as of December 31, 2006, according to an accounting appraisal report:

	CPFL	SEMESA	Total
	Centrais
	Elétricas

Current Asset	27,448	82,275	109,723
Noncurrent Asset	2,675	-	2,675
Property, Plant and Equipment	168,373	745,123	913,496
Current Liability	(32,314)	(272,974)	(305,288)
Long term Liability	(24,286)	(470,866)	(495,152)

Net assets (Investment)	141,896	83,558	225,454

Start of ENERCAN's Commercial Operations

Two turbines totaling 880 MW (an average of 377.9 MW guaranteed energy) started commercial operations in February 2007. The last turbine in this project is scheduled to start operating in May 2007. Energy purchase and sale agreements, approved by ANEEL and signed with the distributors CPFL Paulista, CPFL Piratininga and the seller CPFL Brasil, are already in place for the share of the plant's energy corresponding to the subsidiary CPFL Geração.

c) Nova 4

On December 28, 2006, Nova 4 acquired 99.99% of the capital of Santa Cruz. After closing of the December 31, 2006 financial statements of Santa Cruz, the final amount of the acquisition, including R$ 2.556 for expenditure on consultancy and auditing, was R$ 206,709, with determination of goodwill of R$ 111,367.

12.2 – Goodwill and Negative Goodwill:

		Consolidated

			March 31,2007		December
					31, 2006

Investor	Investee	Historical	Accumulated	Net Value	Net Value	Amortization
		Cost	Amortization			Rate - 2007

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)	-
CPFL Energia	CPFL Paulista	1,074,026	(167,566)	906,460	922,734	6.06%
CPFL Energia	CPFL Paulista	304,861	(23,450)	281,411	286,497	6.06%
CPFL Energia	CPFL Piratininga	154,827	(11,850)	142,977	145,410	5.63%
CPFL Energia	CPFL Geração	54,555	(5,525)	49,030	49,867	6.17%
CPFL Energia	CPFL Serra	58,329	(717)	57,612	58,176	3.67%
CPFL Energia	CPFL Cone Sul	(1,337)	-	(1,337)	(1,337)	-
CPFL Energia	CPFL Serra	(109)	-	(109)	(109)	-
CPFL Brasil	Clion	98	(20)	78	80	10.00%
CPFL Geração	SEMESA	-	-	-	269,058	-
CPFL Geração	Foz do Chapecó	7,319	-	7,319	7,319	-
CPFL Geração	ENERCAN	10,233	(42)	10,191	10,233	4.10%
CPFL Geração	Barra Grande	3,081	(279)	2,802	2,858	7.18%
CPFL Paulista	RGE	-	-	-	487,526	-
CPFL Serra	RGE	764,758	(273,854)	490,904	8,186	3.67%
Nova 4	Santa Cruz	111,367	(4,330)	107,037	111,794	15.55%
Semesa	Makelele	10	-	10	10	-

Total		2,529,190	(487,633)	2,041,557	2,345,474

The goodwill arising from acquisition of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract, these rates are subject to periodic review.

The goodwill arising from the acquisition of interest in Foz do Chapecó, jointly-controlled subsidiaries of CPFL Geração, is based on expected future income derived from the concession contracts and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies.

In accordance with the Plan of Accounts for the sector, the goodwill in respect of SEMESA was reclassified to Fixed Assets (other assets not tied to the concession) due to the merger process mentioned in Note 12.1. b.

12.3 – Interest on Shareholders’ Equity and Dividend:

	Parent Company

	March	December
	31,2007	31, 2006

Dividend Receivable
CPFL Paulista	294,175	394,817
CPFL Piratininga	162,041	191,571
CPFL Geração	73,689	73,689
CPFL Brasil	78,264	78,264
CPFL Serra	33,179	33,179
CPFL Cone Sul	1,297	1,297

Subtotal	642,645	772,817

Interest on Shareholders’ Equity
CPFL Paulista	44,396	44,396
CPFL Piratininga	7,029	7,029

Subtotal	51,425	51,425

Total	694,070	824,242

In the quarter of 2007, the Company received from CPFL Piratininga, R$ 29,530 as Dividend at 2006.

As mentioned in Note 12.1. , the Company capitalized R$ 100,642 in CPFL Paulista through a reversal of dividends.

As of December 31, 2006, in accordance with a BAESA stockholders agreement, differentiated rights were recognized in favor of CPFL Geração, and accordingly the amount of R$ 16,755 was recorded in consolidation as dividends receivable. However, as a result of further agreements between the stockholders, the amount was reclassified in the quarter to “Other Credits Receivable” (Note 11), as it will be liquidated at the time of future corporate restructuring of BAESA.

12.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary CPFL Geração and leased to FURNAS. These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	March 31,2007			December
				31, 2006

	Historical	Accumulated	Net Value	Net Value
In Service	Cost	Depreciation

- Distribution	6,946,652	(3,570,449)	3,376,203	3,288,325
- Generation	813,274	(121,728)	691,546	668,944
- Commercialization	186,312	(78,300)	108,012	103,987
- Administration	206,150	(133,275)	72,875	69,854

	8,152,388	(3,903,752)	4,248,636	4,131,110
In Progress
- Distribution	252,754	-	252,754	250,828
- Generation	1,123,969	-	1,123,969	1,072,026
- Sales	15,221	-	15,221	17,328
- Administration	9,829	-	9,829	21,469

	1,401,773	-	1,401,773	1,361,651

Subtotal	9,554,161	(3,903,752)	5,650,409	5,492,761
Other Assets not tied to the Concession	1,546,716	(824,656)	722,060	461,169

Total Property, Plant and Equipment	11,100,877	(4,728,408)	6,372,469	5,953,930

Special Obligations linked to the
Concession			(816,277)	(791,387)

Net Property, Plant and Equipment			5,556,192	5,162,543

The average depreciation rate of the assets is approximately 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

The increase in the balance of other assets not tied to the concession refers to the SEMESA goodwill reclassified as a result of the merger in the subsidiary CPFL Geração (Note 12.2)

(14) INTEREST, LOANS AND FINANCING

	Consolidated

		March 31,2007				December 31, 2006

	Interest Current and Long-term	Principal			Interest Current and Long-term	Principal

		Current	Long-term	Total		Current	Long-term	Total

LOCAL CURRENCY
BNDES - Power Increases (PCH's)	170	4,408	23,618	28,196	161	4,104	23,813	28,078
BNDES - Investiment	3,158	205,742	1,219,127	1,428,027	10,995	203,374	1,251,703	1,466,072
BNDES - Parcel "A", RTE and Free Energy	291	341,877	50,572	392,740	787	338,163	124,369	463,319
FIDC	-	-	-	-	7,086	4,953	-	12,039
Furnas Centrais Elétricas S.A.	-	-	131,424	131,424	-	-	124,404	124,404
Financial Institutions	25,484	150,775	144,890	321,149	4,788	13,915	304,829	323,532
Other	656	31,032	21,591	53,279	548	34,349	21,127	56,024

Subtotal	29,759	733,834	1,591,222	2,354,815	24,365	598,858	1,850,245	2,473,468

FOREIGN CURRENCY
IDB	812	3,453	71,474	75,739	886	2,656	75,472	79,014
Financial Institutions	15,679	167,785	549,459	732,923	7,158	56,602	547,281	611,041

Subtotal	16,491	171,238	620,933	808,662	8,044	59,258	622,753	690,055

Total	46,250	905,072	2,212,155	3,163,477	32,409	658,116	2,472,998	3,163,523

	Consolidated

LOCAL CURRENCY	March 31, 2007	December 31, 2006	Remuneration	Amortization	Collateral

BNDES - Power Increases (PCH's)
CPFL Geração	6,817	7,410	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Geração	391	442	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Geração	3,627	3,887	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Geração	521	582	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Geração	7,210	6,720	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
CPFL Geração	6,623	6,039	TJLP + 4.3% p.a.	36 monthly installments from July 2008	Guarantee of CPFL Energia
CPFL Geração	3,007	2,998	TJLP + 3.1% p.a.	72 monthly installments from July 2008	Guarantee of CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM I	6,784	13,259	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	237,267	257,040	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM I	125,065	136,542	TJLP + 3.5% to 5.0% p.a.	monthly installments from October 2000 to December 2012	Revenue collection/Promissory Notes/Reserve Account
RGE - FINEM II	7,932	9,390	UMBND + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	88,349	95,718	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
BAESA	178,114	181,797	TJLP + 3.125% p.a.	144 monthly installments from September 2006 and November 2006	Letters of Credit
BAESA	42,914	45,659	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	399,079	389,214	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	28,399	28,845	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	268,291	261,797	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	30,202	30,138	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	15,631	16,673	UMBND + 5% p.a. (2)	120 monthly installments from February 2006	Guarantee of CPFL Energia

BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - RTE	13,413	52,593	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	344,676	332,938	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga - Parcel "A"	27,276	67,031	Selic + 1% p.a.	9 monthly installments from September 2006	Receivables
Santa Cruz - RTE	2,909	5,166	Selic + 1% p.a.	65 monthly installments from March 2002	Revenue
RGE - Free Energy	2,597	3,251	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração - Free Energy	1,869	2,340	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista

FIDC - CPFL Piratininga	-	12,039	112% of CDI	36 monthly installments from March 2004	Receivables

Furnas Centrais Elétricas S.A.
CPFL Geração	131,424	124,404	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	50,828	52,341	Variation of IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE
Banco Itaú BBA	100,753	104,243	106.0% of CDI (109.0% of Dec,2006)	1 installment in March 2011	No guarantee
Banco Santander I	5,288	7,946	105.0% of CDI (CDI + 2,0% p.a. of Dec,2006)	7 quarterly installments from January 2006	Promissory notes
Banco Santander II	52,957	51,332	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	76,014	73,450	107.5% of CDI	02 installment in January 2008 and 01 installment in February 2008	No guarantee
Banco do Brasil - Law 8727	35,309	34,220	105% of CDI	1 installment in January 2008	No guarantee
Other
CPFL Paulista
ELETROBRÁS	8,333	10,082	RGR + rate variable of 6% to 9% p.a.	Monthly installments up to July 2016	Revenue/Promissory notes
Other	7,011	7,040
RGE
FINEP	1,602	1,721	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRÁS	5,451	5,493	RGR + rate variable of 6% to 6.5% p.a.	120 installment from August 2004	Receivables/Promissory notes
Other	18,275	18,120
Santa Cruz				100 to 120 installments from december 2002
ELETROBRÁS	7,227	6,578	5% p.a.		Receivables
Piratininga
ELETROBRÁS	4,601	5,971	5% p.a.	Various	Promissory notes/Receivables
Other	779	1,019

Total Local Currency	2,354,815	2,473,468

FOREIGN CURRENCY

IDB - Enercan	75,739	79,014	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
Parent Company
Banco do Brasil	-	8,406	Yen + 2.718% a.a. (3)	1 installment in June 2007	Promissory notes
CPFL Paulista
Debt Conversion Bond	13,805	14,174	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	1,655	1,700	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	1,679	1,724	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	16,942	17,316	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	18,391	18,884	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	26,340	27,052	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Banco do Brasil	154,005	156,707	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
CPFL Piratininga
Banco Itaú BBA	83,263	-	US$ + Spread (5)	1 installment in February and March 2008	No guarantee
Nova 4
Banco do Brasil	193,531	196,922	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	79,045	14,979	Yen + 5.8% p.a. (6)	1 installment in February 2008	Guarantee of CPFL Energia
ENERCAN			US$ + 6,8% a 7,7%a.a.(8)
Banco Itaú BBA	9,232	14,712	US$ + Libor + 14.5 p.a (7)	1 installment in April 2007, can be extension	No guarantee
CPFL Geração
Banco do Brasil	27,309	28,003	Yen + 2.6% p.a. (8)	1 installment in June 2007	Guarantee of CPFL Energia
Banco do Brasil	107,726	110,462	Yen + 2.5% to 2.7% p.a. (9)	1 installment in May 2009	Guarantee of CPFL Energia

Total Foreign Currency	808,662	690,055

Total	3,163,477	3,163,523

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to:

(1) 135.7% of CDI	(4) 103.5% of CDI	(7) 109.5% of CDI
(2) 138.43% of CDI	(5) 103.25% and 103.7% of CDI	(8) 104.5% of CDI
(3) 104.3% of CDI	(6) 103.25% of CDI	(9) 103.8% of CDI

Main funding:

Local Currency

BNDES Power Increases: the subsidiary CPFL Geração obtained release of a portion of the loan, amounting to R$ 1,050, in the 1st quarter of 2007, to be used for repowering the Gavião Peixoto Plant.

BNDES Investment: Installments of R$ 7,258 (R$ 4,718 in proportion to CPFL Geração's participation) of the BNDES loan to finance the Castro Alves and 14 de Julho projects, in the indirect subsidiary Ceran, were released in the first quarter of 2007.

Foreign Currency

Banco do Brasil:

In January 2007, the subsidiary CPFL Piratininga contracted two foreign currency loans for working capital from Banco do Brasil, for the amounts of R$ 50,000 and R$ 35,000, maturing in February and March 2008.

The subsidiary CPFL Geração contracted a credit line from Banco do Brasil, to be used to honor short-term commitments of R$ 64,700.

RESTRICTIVE COVENANTS

Some of the loan and financing agreements are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. The management of the Company and its subsidiaries monitor these indices systematically and constantly to guarantee that the contractual conditions are complied with. In the opinion of the management of the Company, these restrictive covenants and clauses are being adequately complied with.

(15) DEBENTURES

					Consolidated

					Balances as of:

					March 31,2007				December 31, 2006

	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Long-Term	Total	Interest	Current	Long-Term	Total

CPFL Paulista
2nd Issue
1st serie	11,968	109% of the CDI	July 1, 2009.	Unsecured	3,890	-	119,680	123,570	8,756	-	119,680	128,436
2nd series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	10,409	-	145,701	156,110	6,786	-	144,150	150,936
3th Issue
1st serie	64,000	104.4 of CDI	1 installment in December 1, 2011, 2ª installment in December 2012 and 3 installment in December 2013.	Guarantee of CPFL Energia	26,693	-	640,000	666,693	6,247	-	640,000	646,247

CPFL Piratininga 1st Issue					40,992	-	905,381	946,373	21,789	-	903,830	925,619

only serie	40,000	104% of the CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	12,395	-	400,000	412,395	27,878	-	400,000	427,878

RGE
2nd Issue
1st serie	2,620	IGP-M + 9.6% p.a.	1 installment in April 2011	Unsecured	3,680	-	26,200	29,880	2,692	-	26,200	28,892
2nd series	20,380	106.5% of CDI	1 installment in April 2009	Unsecured	13,406	-	203,800	217,206	6,644	23,000	180,800	210,444

					17,086	-	230,000	247,086	9,336	23,000	207,000	239,336
CPFL Geração
1st Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with 1 installment in December 2009	Letter of Guarantee, Receivables and100% of CPFL Geração commonnominal shares	11,848	136,415	230,622	378,885	2,923	136,252	230,347	369,522
Baesa
1st Issue	9,000	105% of the CDI	Quarterly with the first payment in November 2006 and the last in August 2016.	Letters of Guarantee	3,066	-	27,597	30,663	3,150	-	28,353	31,503

2nd Issue	9,000	IGP-M + 9.55% p.a.	Annually with the first payment in August 2007 and the last in August 2016	Letters of Guarantee	1,142	-	10,275	11,417	1,102	-	9,915	11,017
			.

					4,208	-	37,872	42,080	4,252	-	38,268	42,520

					86,529	136,415	1,803,875	2,026,819	66,178	159,252	1,779,445	2,004,875

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the subsidiaries to comply with certain financial indices within pre-established parameters. In the opinion of Management of the subsidiary are keeping adequately within these restrictive covenants.

(16) SUPPLIERS

	Consolidated

	March	December
	31,2007	31, 2006

System Service Charges	4,920	14,283
Energy Purchased	491,463	515,103
Electricity Network Usage Charges	77,878	75,131
Materials and Services	94,382	132,604
Co-Generators	4,289	4,224
Regulatory Liability (note 3)	84,254	103,581
Other	10,796	9,235

Total	767,982	854,161

(17) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Long-term

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

ICMS (State VAT)	300,177	282,510	-	-
PIS (Tax on Revenue)	15,411	11,368	100	838
COFINS (Tax on Revenue)	64,068	49,286	461	3,862
IRPJ (Corporate Income Tax)	116,011	122,313	11,975	25,765
CSLL (Social Contribution Tax)	41,178	39,854	4,310	9,276
Other	14,999	17,427	-	-

Total	551,844	522,758	16,846	39,741

(18) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the indirect subsidiary RGE, through Fundação ELETROCEEE, and the indirect subsidiary Santa Cruz, through FUNSEJEM – Fundação Senador José Ermínio de Moraes, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

At the time of modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 294 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department as of March 31, 2007 is R$ 572,017 (R$ 573,715 as of December 31, 2006).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the Subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department as of March 31, 2007 is R$ 160,021 (R$ 160,258 as of December 31, 2006).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – SANTA CRUZ

In July 2001, the subsidiary Santa Cruz joined FUNSEJEM, a not-for-profit private welfare fund for employees of Votorantim Group companies, offering them all the opportunity to participate. In accordance with the fund's regulations, the subsidiary Santa Cruz contributes to FUNSEJEM the same amount as the employees, in accordance with the employees' remuneration levels (defined contribution). Voluntary contributions may also be made to FUNSEJEM.

V – CPFL Geração

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Geração. With the modification of the Pension Plan, in September 1997, maintained at the time by CPFL Paulista, the subsidiary recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP. The deficit is being liquidated in 297 monthly installments, plus interest of 6% p.a. and monetary restatement based on the IGP-DI (FGV). The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department as of March 31, 2007 is R$ 11,548 (R$ 11,575 as of December 31, 2006).

The movements occurred in the quarter, in the net actuarial liabilities are as follows:

	March 31, 2007

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Net actuarial liability at the beginning of the year	635,436	168,972	12	11,942	816,362
(Income)/ Expense recognized in income statement	(9,006)	(1,605)	(1,743)	(229)	(12,583)
Sponsor's Contributions during the period	(15,700)	(4,343)	15	(325)	(20,353)

Net actuarial liability at the end of the period	610,730	163,024	(1,716)	11,388	783,426

Current	58,324	17,921	(1,716)	1,322	75,851
Long-term	552,406	145,103	-	10,066	707,575

	610,730	163,024	(1,716)	11,388	783,426

The account balances of the subsidiaries relating to the Private Pension Plan also include, as of March 31, 2007, R$ 41,666 (R$ 43,999 as of December 31, 2006) referring to other contributions.

The expenses (income) recognized are as follows:

	March 31, 2007

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Cost of service	262	1,022	225	22	1,531
Interest on actuarial liabilities	64,878	16,272	2,831	1,363	85,344
Expected return on assets	(74,137)	(18,425)	(3,834)	(1,614)	(98,010)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains	-	-	(965)	-	(965)

Subtotal	(8,997)	(1,128)	(1,743)	(229)	(12,097)
Expected contributions from participants	(9)	(477)	-	-	(486)

Total	(9,006)	(1,605)	(1,743)	(229)	(12,583)

	March 31,2006

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Cost of service	229	1,139	136	16	1,520
Interest on acturial liabilities	65,594	16,136	2,136	1,408	85,274
Expected return on assets	(67,253)	(16,813)	(2,634)	(1,471)	(88,171)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial (gains)	-	-	(363)	-	(363)
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	426	82	12,748

Subtotal	2,614	8,661	(299)	35	11,011
Expected contributions from participants	(6)	(513)	(9)	-	(528)

Total	2,608	8,148	(308)	35	10,483

In the income statement, the expenses and (income) were recorded under the following captions:

	March 31, 2007

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Operating Cost	(9,006)	(1,605)	(1,743)	13	(12,341)
Operating Expenses	-	-	-	(242)	(242)

Total	(9,006)	(1,605)	(1,743)	(229)	(12,583)

	March 31,2006

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Operating Cost	(1,436)	(47)	(308)	12	(1,779)
Operating Expenses	-	-	-	(59)	(59)
Extraordinary Item net of Tax Effects	2,669	5,409	-	61	8,139
Taxation of Extraordinary Item	1,375	2,786	-	21	4,182

Total	2,608	8,148	(308)	35	10,483

The extraordinary item recorded in 2006, refers to the plan deficit as of December 31, 2001, on adoption of CVM n° 371, which was deferred and amortized in subsequent years, and finalized as of December 31, 2006.

(19) REGULATORY CHARGES

	Consolidated

	March	December
	31,2007	31, 2006

Global Reverse Fund - RGR	4,498	3,793
ANEEL Inspection Fee	1,733	1,759
Fuel Consumption Account - CCC	29,809	70,802
Energy Development Account - CDE	30,728	28,659

Total	66,768	105,013

(20) RESERVE FOR CONTINGENCIES

	Consolidated

	March 31, 2007				December 31,2006

	Accrued - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Accrued - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	65,446	43,483	21,963	22,709	70,736	47,597	23,139	13,799

Civil
General Damages	18,791	15,522	3,269	9,526	13,535	9,922	3,613	9,023
Tariff Increase	18,849	11,387	7,462	5,287	24,207	11,686	12,521	4,769
Energy Purchased	40,809	28,167	12,642	-	40,809	28,167	12,642	-
Other	6,059	6,059	-	484	7,563	6,310	1,253	9,743

	84,508	61,135	23,373	15,297	86,114	56,085	30,029	23,535

Tax
FINSOCIAL	18,011	18,011	-	33,307	17,926	17,926	-	33,149
Increase PIS and COFINS	894	-	894	301	1,053	-	1,053	301
Interest on Shareholders’ Equity	26,750	-	26,750	-	26,045	-	26,045	-
Income Tax	45,760	25,714	20,046	1,325	43,993	23,753	20,240	1,532
Other	3,329	-	3,329	19,579	3,205	-	3,205	9,530

	94,744	43,725	51,019	54,512	92,222	41,679	50,543	44,512

Total	244,698	148,343	96,355	92,518	249,072	145,361	103,711	81,846

The changes in the balances in the quarter ended March 31, 2007, are as follows:

	Consolidated

	December 31, 2006	Added due to acquisition of company	Addition	Reversal	Payment	Monetary Restatement	March 31,2007

Labor	70,736	-	429	(1,537)	(4,182)	-	65,446
Civil	86,114	(363)	6,663	(7,597)	(337)	28	84,508
Tax	92,222	(55)	3,064	(1,515)	(7)	1,035	94,744

Reserve for Contingencies -
Gross	249,072	(418)	10,156	(10,649)	(4,526)	1,063	244,698

Escrow Deposits (1) + (2)	227,207	316	22,361	(450)	(8,815)	242	240,861

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

a) Possible Losses: The Company and its subsidiaries are parties to other suits in which, management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2007, the claims relating to possible losses were as follows: (i) R$ 173,035 for labor suits (R$ 164,847 as of December 31, 2006); (ii) R$ 455,756 for civil suits, mainly for civil suits for personal injuries, environmental damages and tariff increases (R$ 421,474 as of December 31,2006); and (iii) R$ 347,993 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 327,475 as of December 31,2006).

Based on the opinion of their legal advisers, the Managements of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

(21) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Long-term

	March	December	March	December
	31,2007	31, 2006	31,2007	31, 2006

Consumers and Concessionaires	53,463	50,927	-	-
Liability Regulatory (note 3 )	216,403	49,816	250	732
Energy Efficiency Program - PEE	38,150	40,102	53,277	44,387
Research & Development - P&D	30,580	25,435	40,457	38,049
National Scientific and Technological Development
Fund - FNDCT	26,531	25,610	5,364	5,868
Energy Research Company - EPE	13,434	34,626	2,176	-
Fund for Reversal	-	-	17,750	17,750
Advances	4,932	7,780	-	-
Interest on Compulsory Loan	5,811	3,998	-	-
Emergency Charges (ECE/EAEE)	6,815	10,386	-	-
Provision for Environmental Expenses	-	-	12,929	13,321
Payroll	4,688	3,951	-	-
Profit sharing	28,371	20,832	-	-
Other	29,358	30,230	7,194	7,834

Total	458,536	303,693	139,397	127,941

(22) SHAREHOLDERS’ EQUITY

The participation of the shareholders in the Equity of the Company as of March 31, 2007 and December 31, 2006 are distributed as follows:

	Total Shares
	March 31, 2007		December 31, 2006

	Common	Interest	Common	Interest
Shareholders	Shares	%	Shares	%

VBC Energia S.A.	139,002,673	28.97	139,002,673	28.97
521 Participações S.A.	149,230,373	31.11	149,230,373	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	24,789,436	5.17	24,789,436	5.17
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	11	0.00	11	-
Executive Officers	29,657	0.01	31,657	0.01
Other Shareholders	77,571,017	16.17	77,569,017	16.17

Total	479,756,730	100.00	479,756,730	100.00

Interest on Shareholders’ Equity and Dividend

	Parent Company

	March	December 31,
	31,2007	2006

Interest on Shareholders’ Equity Payable

Other Shareholders	453	457

Subtotal	453	457

Dividend Payable
VBC Energia S.A.	209,163	209,163
521 Participações S.A.	224,553	224,553
Bonaire Participações S.A.	91,358	91,358
BNDES Participações S.A.	37,302	37,302
Other Shareholders	163,921	163,965

Subtotal	726,297	726,341

Total	726,750	726,798

(23) OPERATING REVENUES

	Consolidated

	No. of Consumers (*)		GWh (*)		R$ thousand

	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
Revenue from Eletric Energy Operations	2007	2006	2007	2006	2007	2006

Consumer class
Residential	5,111,038	4,838,625	2,687	2,269	1,126,334	927,786
Industrial	82,883	81,342	3,875	3,906	920,032	778,588
Commercial	463,410	445,301	1,662	1,452	623,192	511,197
Rural	248,804	234,640	545	409	101,981	76,220
Public Administration	38,581	36,082	223	194	79,466	64,198
Public Lighting	3,116	2,003	311	275	66,140	57,073
Public Services	5,916	5,522	382	356	103,541	86,132

Billed	5,953,748	5,643,515	9,685	8,861	3,020,686	2501,194
Own Consumption	534	535	7	6	-	-
Unbilled (Net)					29,734	48,652
Emergency Charges - ECE/EAEE					10	3,018
Realization of Extraordinary Tariff Adjustment (note 3 a)	-	-	-	-	(55,915)	(64,546)
Realization of Free Energy (note 3 a)	-	-	-	-	(19,724)	(23,964)
Tariff Review - Remuneration Base (note 3 b.1)	-	-	-	-	2,010	-
Realization of Tariff Review- Remuneration Base (note 3 b.1)	-	-	-	-	(6,650)	35,877
Tariff Review- Depreciation (note 3 b.1)	-	-	-	-	6,310	2,565
(note 3 b.2)	-	-	-	-		14,474
Realization of 2005 Tariff Adjustment-Purchase of electric energy from ltaipu (note 3 b.2)					(12,118)	-
TariffAdjustment-Other(note3.b.2)					17,158	11,495
Realization of Tariff Adjustment -Other (note 3.b.2)					(464)	(1,437)
PIS and COFINS - Generators Pass-Through (note 3 b.2)					(10,491)	(32,869)
b.2)					10,020	(5,386)
Discount of TariffAdjustment TUSD and Irrigation (note 31.5)					15,171	-
Realizationof discount of Tariff AdjustmentTUSD and Irrigation
(note 3.b.5)					(3,792)	-

ELECTRICITY SALES TO FINAL CONSUMERS	5,954,282	5,644,050	9,692	8,867	2,991,945	2,489,073

Furnas Centrals Eletricas S.A.			746	746	73,715	56,867
Other Concessionaires and Licensees			675	1,095	43,624	58,147
Current Electric Energy			656	211	14,263	1,081

ELECTRICITY SALES TO WHOLESALER			2,077	2,052	131,602	116,095

Revenue due to Network Usage Charge - TUSD					198,529	153,940
Low Income Consumers Subsidy (note 3 d)					(6,120)	5,036
Other Revenue and Income					25,772	25,234

OTHER OPERATING REVENUES					218,181	184,210

Total					3,341,728	2,789,378

* Information not reviewed by the independent Auditors

(24) COST OF ELECTRIC ENERGY

	Consolidated

	GWh (*)		R$
	March 31,	March 31,	March 31,	March 31,
Electricity Purchased for Resale	2007	2006	2007	2006
Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,690	2,569	254,062	215,390
Furnas Centrais Elétricas S.A.	288	204	20,782	13,800
CESP - Cia Energética de São Paulo	128	91	9,244	6,130
Cia de Geração de Energia Elétrica do Tietê	93	79	7,907	6,869
Duke Energy Inter. Ger. Paranapanema S.A.	323	241	30,836	22,483
Tractebel Energia S.A.	2,154	1,528	256,529	182,251
Petróleo Brasileiro S.A. Petrobrás	389	443	44,100	53,515
EMAE - Empresa Metropolitana de Águas e Energia	8	5	511	313
Cia Estadual Energia Elétrica - CEEE	26	15	1,767	1,047
AES Uruguaiana Ltda.	320	215	36,631	26,095
Câmara de Comercialização de Energia Elétrica -
CCEE	510	111	700	395
Other	720	387	71,432	43,349

	7,649	5,888	734,501	571,637
Energy Purchased in the Free Market - ACL	4,792	5,346	286,959	308,004

	12,441	11,234	1,021,460	879,641

Deferral/Amortization liquid effect - CVA			(142,471)	(31,762)
Surplus of Energy (note 3 b.4)			(20,187)	6,809
Tariff Review - Return of consumer - IRT 2005 and 2006
Recalculated (note 3 b.2)			98,635	-
PIS and COFINS - Generators Pass-Through (note 3 b.2)			-	(30,722)
Credit for PIS and COFINS			(86,254)	(75,103)
Subtotal			871,183	748,863

Electricity Network Usage Charge
Basic Network Charges			155,565	130,469
Charges for Transmission from Itaipu			15,391	15,903
Connection Charges			12,226	7,147
System Service Charges - ESS			8,805	3,889
			191,987	157,408
Deferral and Amortization liquid effect - CVA			4,631	46,578
Credit for PIS and COFINS			(16,625)	(18,617)
Subtotal			179,993	185,369
Total			1,051,176	934,232

(*) Information not reviewed by the independent Auditors

(25) OPERATING EXPENSES

	Parent company		Consolidated

	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

Sales and Marketing
Personnel	-	-	12,227	11,970
Materials	-	-	435	344
Outside Services	-	-	13,741	12,397
Allowance for Doubtful Accounts	-	-	11,806	16,853
Depreciation and Amortization	-	-	2,204	1,472
Collection Tariffs and Services	-	-	10,706	11,351
Other	-	-	3,597	(367)

Subtotal	-	-	54,716	54,020

General and Administrative Expenses
Personnel	255	195	24,497	26,771
Materials	18	7	905	1,232
Outside Services	4,691	2,069	32,395	31,849
Leases and Rentals	72	-	972	1,032
Depreciation and Amortization	25	-	4,262	4,908
Publicity and Advertising	410	326	1,110	1,532
Legal, Judicial and Indemnities	81	165	(175)	(293)
Donations, Contributions and Subsidies	-	-	963	1,172
Other	380	298	6,006	5,726

Subtotal	5,932	3,060	70,935	73,929

Other Operating Expenses
Inspection Fee	-	-	4,851	4,164
RTE and Free Energy Losses (note 3 a)	-	-	254	339
Other Operating Expenses	-	-	3	78

Subtotal	-	-	5,108	4,581

Goodwill Amortization	-	-	8,164	2,519

Total Operating Expenses	5,932	3,060	138,923	135,049

(26) FINANCIAL INCOME (EXPENSE)

	Parent Company		Consolidated

	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

Financial Income
Income from Temporary Cash Investments	6,453	18,806	26,288	49,105
Late Payments Charges	-	-	25,669	20,833
Interest on Prepaid Income and Social Contribution
Taxes	738	1,280	2,336	7,509
Monetary and Exchange Variations	-	531	126	(7,444)
Remuneration Interest - CVA and Parcel "A"	-	-	24,336	29,119
Discount on purchase of ICMS credit	-	-	3,289	3,625
Interest of Realization of Extraordinary Tariff
Adjustment (note 3 a)	-	-	8,869	23,465
Other	902	-	11,231	17,995

Total	8,093	20,617	102,144	144,207

Financial Expense
Debt Charges	(9)	-	(122,002)	(138,045)
Banking Expenses	(254)	(334)	(20,059)	(16,768)
Monetary and Exchange Variations	(187)	(4,491)	(23,034)	(28,790)
Other	(643)	(1)	(9,665)	(8,231)

Subtotal	(1,093)	(4,826)	(174,760)	(191,834)
Goodwill Amortization	(25,193)	(21,281)	(34,430)	(34,361)

Total	(26,286)	(26,107)	(209,190)	(226,195)

Net Financial Expenses	(18,193)	(5,490)	(107,046)	(81,988)

(27) FINANCIAL INSTRUMENTS AND OPERATING RISKS

27.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism (“CVA”), contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

27.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of March 31, 2007, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

  Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
  Investments – investments are valued by the equity method (note 12);
  Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
  Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 14;
  Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 15.

The book values of the loans and financing, debentures and derivatives, for the Company and its subsidiaries compared with the market borrowing rates as of March 31, 2007 and December 31, 2006, are as follows:

	Parent Company

	March 31, 2007		December 31, 2006

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	-	-	8,406	8,555
Derivatives	-	-	40,141	39,903

Total	-	-	48,547	48,458

	Consolidated

	March 31, 2007		December 31, 2006

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	3,163,477	3,207,137	3,163,523	3,198,518
Debentures	2,026,819	2,109,601	2,004,875	2,086,807
Derivatives	70,475	29,604	74,758	24,475

Total	5,260,771	5,346,342	5,243,156	5,309,800

The estimated of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(28) “PRO-FORMA” FINANCIAL STATEMENTS

As mentioned in Note 1, in June 2006 the Company increased its participation in the subsidiary RGE, fully consolidating RGE's financial statements. Accordingly, as this affects the comparability of the Company's statements of operations, we present below the “pro-forma” statements of operations for the period ended March 31, 2007 and 2006, showing the effects of this acquisition.

	March 31,2007	March 31,2006

Net Operating Revenue	2,153,194	1,932,542
Cost of Electric Energy Services	(1,227,309)	(1,189,227)

Gross Earnings	925,885	743,315
Operating Expenses	(138,923)	(146,322)

Gross Operanting Income	786,962	596,993
Financial Expense	(107,046)	(86,744)
Nonoperating Income	(2,839)	(2,215)
Accrued IR and CSLL	(204,055)	(185,642)
Extraordinary Item Net of Tax Effects	-	(8,139)
Non-controlling shareholders' interest	(94)	(57)

Net Income	472,928	314,196

(29) SUBSEQUENT EVENTS

29.1 Acquisition of CMS Energy Brasil S.A.

On April 12, 2007, the Company signed a US$ 211 million (equivalent to R$ 429 million) purchase agreement with CMS Energy Brasil S.A. Implementation of this acquisition is subject to prior approval by ANEEL, and will be submitted for analysis by the Brazilian Anti-Trust System.

(30) CASH FLOW

For the fiscal years ended March 31, 2007 and 2006
( Stated in thousands of Reais )

	Parent Company		Consolidated

	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

OPERATING CASH FLOW
Income for the period	472,928	306,488	472,928	306,488
Adjustments to reconcile net income to cash derived
from operations
Non-controlling shareholders' interest	-	-	94	-
Monetary restatement of rationing regulatory assets	-	-	(24,490)	(43,377)
Provision for losses on rationing regulatory assets	-	-	254	339
2003 Tariff review	-	-	6,056	(39,112)
2005 and 2006 Tariff adjustment	-	-	(6,698)	(5,481)
Other regulatory assets	-	-	87,994	1,577
Low income consumers’ subsidy	-	-	6,120	(5,036)
Depreciation and amortization	25,218	21,281	131,726	113,317
Reserve for contingencies	635	-	(4,935)	(3,839)
Interest and monetary restatement	(6,422)	(6,263)	18,779	(37,026)
Unrealized losses (gains) on derivative contracts	(40,141)	4,491	(4,283)	3,241
Pension plan costs	-	-	(13,121)	10,259
Equity in subsidiaries	(495,944)	(318,840)	-	-
Loss on the write-off of permanent assets and investment	(1,863)	-	2,089	1,711
Deferred taxes - assets and liabilities	185	1,142	10,501	30,473
Research and development and energy efficiency programs	-	-	(8,536)	12,898
Other	-	-	2,119	(534)
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	45,268	108,101
Dividend and interest on equity received	29,530	78,412	-	-
Recoverable taxes	(277)	16,583	42,930	10,044
Financial Investments	(1,638)	(116,279)	(216,869)	(373,846)
Material and supplies	-	-	(4,500)	(491)
Deferred tariff costs variations	-	-	(92,356)	(39,599)
Deferred Charges	-	(1,200)	1,143	(1,256)
Escrow deposits	-	-	(11,985)	(30,393)
Other operating assets	351	-	11,316	60,533
INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(4,307)	(147)	(90,487)	(125,898)
Taxes and social contributions payable	(49)	(15,590)	9,524	(35,285)
Deferred tariff gains variations	-	-	75,499	16,286
Other liabilities with employee pension plans	-	-	(22,432)	(30,383)
Interest on debts - accrued and paid	(120)	-	(3,603)	64,123
Interest on debts - incorporated interest	-	-	15,025	20,089
Regulatory charges	-	-	(38,206)	54,514
Related parties	(2,556)	-	-	-
Other operating liabilities	(8)	826	(2,409)	(3,160)

CASH FLOWS PROVIDED BY OPERATIONS	(24,478)	(29,096)	394,455	39,277
INVESTMENTS ACTIVITIES
Increase in property, plant and equipment	(3)	-	(236,872)	(143,430)
Financial investments	-	-	3,686	3,580
Redemption of financial investments	7,669	5,662	7,669	-
Advance energy purchase agreements	-	-	(126)	(341)
Increase in special obligations	-	-	10,250	4,106
Additions (reduction) to deferred charges	218	-	(909)	(1,798)
Sale of permanent assets	2,635	-	11,739	1,530

GENERATION OF CASH IN INVESTMENTS	10,519	5,662	(204,563)	(136,353)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	159,428	591,439
Payments of loan and debentures	(8,203)	-	(167,455)	(579,888)
Dividend and interest on equity paid	(48)	(13)	(77)	(369)
Sales of treasury shares	-	24	-	24

UTILIZATION OF CASH IN FINANCING	(8,251)	11	(8,104)	11,206

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	(22,210)	(23,423)	181,788	(85,870)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	25,429	138,072	540,364	678,780

CLOSING BALANCE OF CASH AND CASH
EQUIVALENTS	3,219	114,649	722,152	592,910

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	-	-	169,556	163,793
Interest paid	129	-	88,199	57,256

	129	-	257,755	221,049

	March, 2007	December,	March,	December,
CASH AND CASH EQUIVALENTS		2006	2006	2005

PARENT COMPANY
Balance according to Corporation Law	5,821	26,393	342,308	249,452
Reclassification - FAS 95 (1)	(2,602)	(964)	(227,659)	(111,380)

Adjusted balance	3,219	25,429	114,649	138,072

Consolidated
Balance according to Corporation Law	1,028,907	630,250	1,301,951	1,029,241
Reclassification - FAS 95 (1)	(306,755)	(89,886)	(709,041)	(350,461)

Adjusted balance	722,152	540,364	592,910	678,780

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

(31) ADDED VALUE STATEMENTS

Added Value Statements
For the years ended March 31, 2007 and 2006
( in thousands of Brazilian Reais )

	Parent Company		Consolidated

	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

1 - Revenues	1,863	-	3,327,083	2,770,984

1.1 Operating Revenues	-	-	3,341,728	2,789,378
1.2 Provision for losses on the Realization of Regulatory Assets	-	-	-	-
1.3 Allowance for Doubtful Accounts	-	-	(11,806)	(16,853)
1.4 Nonoperating Income (Expense)	1,863	-	(2,839)	(1,541)

2- ( - ) Inputs	(5,578)	(2,855)	(1,289,603)	(1,146,292)

2.1 - Electricity Purchased for Resale	-	-	(1,154,055)	(1,027,952)
2.2 - Outsourced Services	(4,691)	(2,069)	(75,740)	(69,896)
2.3 - Material	(18)	(7)	(11,024)	(10,880)
2.4 - Other	(869)	(779)	(47,113)	(36,439)
2.5 - Cost of Service Rendered	-	-	(1,671)	(1,125)

3- Gross Added Value (1 + 2)	(3,715)	(2,855)	2,037,480	1,624,692

4- Retentions	(25,218)	(21,282)	(134,844)	(114,466)

4.1 - Depreciation and Amortization	(25)	-	(92,250)	(77,586)
4.2 - Goodwill Amortization	(25,193)	(21,282)	(42,594)	(36,880)

5- Net Added Value Generated (3 + 4)	(28,933)	(24,137)	1,902,636	1,510,226

6- Added Value Received in Transfer	504,036	339,458	102,050	138,822

6.1 - Financial Income	8,092	20,618	102,144	138,822
6.2 - Equity in Subsidiaries	495,944	318,840	-	-
6.3 - Non-Controlling Shareholder's Equity	-	-	(94)	-

7- Added Value to be Distributed (5 + 6)	475,103	315,321	2,004,686	1,649,048

8- Distribution of Added Value
8.1 - Personnel and Charges	216	172	68,252	97,445
8.2 - Taxes, Fees and Contributions	1,047	4,158	1,307,290	1,068,469
8.3 - Interest and Rentals	912	4,503	156,216	176,646
8.4 - Dividend	-	-	-	-
8.5 - Retained Income for the Year	472,928	306,488	472,928	306,488

	475,103	315,321	2,004,686	1,649,048

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Individual

In the 1st quarter of 2007, the Net Income was R$ 472,928, an increase of 54.3% (R$ 166,440) compared to the same quarter the previous year, due basically to the improvement in the results of corporate participations, as follows:

	March 31,2007	March 31,2006

CPFL Paulista	213,417	141,806
CPFL Piratininga	89,012	63,721
CPFL Geração	88,700	44,963
CPFL Brasil	74,394	68,350
CPFL Serra	33,704	-
CPFL Cone Sul	1,442	-
Nova 4	(4,725)	-

Total	495,944	318,840

The income (expenses) of RGE for the quarter were recorded directly in CPFL Serra due to the segregation of the corporate participation, as mentioned in Note 2. In 2006, this income (expense) was recorded in CPFL Paulista.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2007	4 - 12/31/2006
1	Total assets	14,602,195	14,048,781
1.01	Current assets	4,305,155	3,695,728
1.01.01	Cash and banks	1,028,907	630,250
1.01.02	Credits	2,343,226	2,430,624
1.01.02.01	Accounts Receivable	2,017,531	2,025,359
1.01.02.01.01	Consumers, concessionaires and licensees	2,120,338	2,124,968
1.01.02.01.02	Allowance for doubtful accounts	(102,807)	(99,609)
1.01.02.02	Other receivables	325,695	405,265
1.01.02.02.01	Dividends and interest on shareholder’s equity	0	16,755
1.01.02.02.02	Financial Investments	29,143	28,615
1.01.02.02.03	Recoverable taxes	126,305	170,953
1.01.02.02.04	Deferred taxes	170,247	188,942
1.01.03	Materials and Suppliers	20,540	16,008
1.01.04	Other	912,482	618,846
1.01.04.01	Deferred Tariff Costs Variations	542,681	334,353
1.01.04.02	Prepaid Expenses	259,948	191,239
1.01.04.03	Other Credits	109,853	93,254
1.02	Noncurrent assets	10,297,040	10.353,053
1.02.01	Long-term assets	1,907,774	2,046,088
1.02.01.01	Other receivables	1,261,613	1,280,738
1.02.01.01.01	Consumers, concessionaires and licensees	149,370	165,183
1.02.01.01.02	Financial Investments	102,043	103,901
1.02.01.01.03	Recoverable taxes	96,154	103,049
1.02.01.01.04	Deferred taxes	914,046	908,605
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	646,161	765,350
1.02.01.03.01	Escrow deposits	92,518	81,846
1.02.01.03.02	Deferred Tariff Costs Variations	406,113	512,678
1.02.01.03.03	Prepaid Expenses	23,722	28,769
1.02.01.03.04	Other Credits	123,808	142,057
1.02.02	Permanent assets	8,389,266	8,306,965
1.02.02.01	Investments	2,782,875	3,092,648
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - Goodwill	2,041,557	2,345,474
1.02.02.01.05	Other investments	741,318	747,174
1.02.02.02	Property, plant and equipment	5,556,192	5,162,543
1.02.02.02.01	Property, plant and equipment	6,372,469	5,953,930
1.02.02.02.02	(-) Special obligation linked to the concession	(816,277)	(791,387)
1.02.02.03	Intangible	0	0
1.03.03	Deferred charges	50,199	51,774

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2007	4 - 12/31/2006
2	Total liabilities	14,602,195	14,048,781
2.01	Current liabilities	4,121,624	3,785,275
2.01.01	Loans and financing	921,525	687,975
2.01.01.01	Accrued interest on debts	16,453	29,859
2.01.01.02	Loans and financing	905,072	658,116
2.01.02	Debentures	222,944	225,430
2.01.02.01	Accrued interest on debentures	86,529	66,178
2.01.02.02	Debentures	136,415	159,252
2.01.03	Suppliers	767,982	854,161
2.01.04	Taxes and social contributions payable	551,844	522,758
2.01.05	Dividends and interest on shareholders’ equity	732,444	732,518
2.01.06	Reserves	0	0
2.01.07	Due to related parties	0	0
2.01.08	Other	924,885	762,433
2.01.08.01	Employee pension plans	83,623	86,715
2.01.08.02	Regulatory charges	66,768	105,013
2.01.08.03	Accrued liabilities	35,861	53,998
2.01.08.04	Deferred tariff gains variations	257,325	162,350
2.01.08.05	Derivative contracts	22,772	50,664
2.01.08.06	Other accounts payable	458,536	303,693
2.02	Non-Current Liabilities	5,139,238	5,395,195
2.02.01	Long- Term Liabilities	5,139,238	5,395,195
2.02.01.01	Loans and financings	2,241,952	2,475,548
2.02.01.01.01	Accrued Interest on debts	29,797	2,550
2.02.01.01.02	Loans and financings	2,212,155	2,472,998
2.02.01.02	Debentures	1,803,875	1,779,445
2.02.01.03	Reserves	96,355	103,711
2.02.01.03.01	Reserve for Contingencies	96,355	103,711
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	997,056	1,036,491
2.02.01.06.01	Employee pension plans	741,469	773,646
2.02.01.06.02	Taxes and social contributions payable	16,846	39,741
2.02.01.06.03	Deferred Tariff gains variations	51,641	71,069
2.02.01.06.04	Derivative contracts	47,703	24,094
2.02.01.06.05	Other	139,397	127,941
2.02.02	Deferred income	0	0
2.03	Non-controlling shareholders’ interest	2,128	2,034
2.04	Shareholders’ equity	5,339,205	4,866,277
2.04.01	Capital	4,734,790	4,734,790

2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	131,471	131,471
2.04.04.01	Legal reserves	131,471	131,471
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Accumulated deficit	472,928	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	Operating revenues	3,341,728	3,341,728	2,789,378	2,789,378
3.02	Deductions from operating revenues	(1,188,534)	(1,188,534)	(967,572)	(967,572)
3.03	Net operating revenues	2,153,194	2,153,194	1,821,806	1,821,806
3.04	Cost of Electricity Energy Services	(1,227,309)	(1,227,309)	(1,108,191)	(1,108,191)
3.04.01	Electricity purchased for resale	(871,183)	(871,183)	(748,863)	(748,863)
3.04.02	Electricity network usage charges	(179,993)	(179,993)	(185,369)	(185,369)
3.04.03	Personnel	(60,338)	(60,338)	(68,580)	(68,580)
3.04.04	Employee pension plans	12,341	12,341	1,779	1,779
3.04.05	Material	(9,333)	(9,333)	(8,988)	(8,988)
3.04.06	Outsourced services	(27,499)	(27,499)	(23,876)	(23,876)
3.04.07	Depreciation and amortization	(82,666)	(82,666)	(70,057)	(70,057)
3.04.08	Other	(8,638)	(8,638)	(4,237)	(4,237)
3.05	Gross operating income	925,885	925,885	713,615	713,615
3.06	Operating Expenses/Income	(245,969)	(245,969)	(217,037)	(217,037)
3.06.01	Sales and Marketing	(54,716)	(54,716)	(54,020)	(54,020)
3.06.02	General and administrative	(70,935)	(70,935)	(73,929)	(73,929)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.06.03	Financial	(107,046)	(107,046)	(81,988)	(81,988)
3.06.03.01	Financial income	102,144	102,144	144,207	144,207
3.06.03.02	Financial expenses	(209,190)	(209,190)	(226,195)	(226,195)
3.06.03.02.01	Interest on shareholders’ equity	(34,430)	(34,430)	(34,361)	(34,361)
3.06.03.02.02	Goodwill amortization	(174,760)	(174,760)	(191,834)	(191,834)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(13,272)	(13,272)	(7,100)	(7,100)
3.06.05.01	Merged goodwill	(8,164)	(8,164)	(2,519)	(2,519)
3.06.05.02	Other	(5,108)	(5,108)	(4,581)	(4,581)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	679,916	679,916	496,578	496,578
3.08	Nonoperating income (expense)	(2,839)	(2,839)	(1,541)	(1,541)
3.08.01	Income	3,305	3,305	859	859
3.08.02	Expenses	(6,144)	(6,144)	(2,400)	(2,400)
3.09	Income before taxes on income and minority interest	677,077	677,077	495,037	495,037
3.10	Income tax and social contribution	(193,856)	(193,856)	(158,087)	(158,087)
3.10.01	Social contribution	(50,584)	(50,584)	(41,795)	(41,795)
3.10.02	Income tax	(143,272)	(143,272)	(116,292)	(116,292)
3.11	Deferred income tax and social contribution	(10,199)	(10,199)	(22,323)	(22,323)
3.11.01	Deferred Social contribution	(14,384)	(14,384)	(5,479)	(5,479)
3.11.02	Deferred Income tax	4,185	4,185	(16,844)	(16,844)
3.12	Statutory profit sharing/contributions	0	0	(8,139)	(8,139)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	(8,139)	(8,139)
3.12.02.01	Extraordinary item net of tax effects	0	0	(8,139)	(8,139)
3.13	Reversal of interest on shareholders’ equity	0	0	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.14	Non-controlling shareholder's interest	(94)	(94)	0	0
3.15	Net income (loss) for the period	472,928	472,928	306,488	306,488
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	479,756,730	479,756,730
	EARNINGS PER SHARE	0.98577	0.98577	0.63884	0.63884
	LOSSES PER SHARE

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER
Analysis of Results – CPFL Energia Consolidated

This analysis of results is expressed in thousands of Brazilian reais, except when indicated otherwise.

Information (Consolidated - R$ thousands)	Consolidated

	March 31,2007	March 31,2006	Variation

GROSS REVENUE	3,341,728	2,789,378	19.8%
Electricity sales to final Consumers	2,991,945	2,489,073	20.2%
Electricity sales to Wholesaler	131,602	116,095	13.4%
Other Operating Revenues	218,181	184,210	18.4%
DEDUCTION FROM OPERATING REVENUE	(1,188,534)	(967,572)	22.8%
NET OPERATING REVENUE	2,153,194	1,821,806	18.2%
ENERGY COST	(1,051,176)	(934,232)	12.5%
Electricity Purchased for resale	(871,183)	(748,863)	16.3%
Electricity Network Usage Charges	(179,993)	(185,369)	-2.9%
OPERATING COST/EXPENSE	(315,056)	(309,008)	2.0%
Personnel	(97,275)	(107,533)	-9.5%
Employee Pension Plan	12,583	1,838	584.6%
Material	(11,046)	(10,960)	0.8%
Outsourced Services	(74,185)	(68,670)	8.0%
Depreciation and Amortization	(89,279)	(76,534)	16.7%
Merged Goodwill Amortization	(8,164)	(2,519)	224.1%
Other	(47,690)	(44,630)	6.9%
INCOME FROM ELECTRIC UTILITY SERVICES	786,962	578,566	36.0%
FINANCIAL INCOME (EXPENSE)	(107,046)	(81,988)	30.6%
Income	102,144	144,207	-29.2%
Expenses	(209,190)	(226,195)	-7.5%
OPERATING INCOME	679,916	496,578	36.9%
NON-OPERATING INCOME (EXPENSE)	(2,839)	(1,541)	84.2%
Income	3,305	859	284.7%
Expenses	(6,144)	(2,400)	156.0%
INCOME BEFORE TAX	677,077	495,037	36.8%
Social Contribution	(64,968)	(47,274)	37.4%
Income Tax	(139,087)	(133,136)	4.5%
INCOME BEFORE EXTRAORDINARY ITEMS,
MINORITY INTEREST AND REVERSALS	473,022	314,627	50.3%
Extraordinary Item net of taxes	-	(8,139)	-100.0%
Minority interest	(94)	-	0.0%
NET INCOME FOR THE PERIOD	472,928	306,488	54.3%

EBITDA	868,889	654,240	32.8%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	472,928	306,488

Employee Pension Plan	(12,583)	(1,838)
Depreciation and Amortization	97,443	79,053
Financial Income (Expense)	107,046	81,988
Social Contribution	64,968	47,274
Income Tax	139,087	133,136
Extraordinary Item	-	8,139

EBITDA	868,889	654,240

(*)information not reviewed by the Independent Auditors

The following factors should be taken into account in comparing the results for the periods:

In June 2006, CPFL Energia acquired 100% of the shares and quotas of CPFL Serra Ltda, CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda. As a result of these acquisitions, the Company now indirectly holds an additional participation of 32.69% and 32.7538% in RGE and Sul Geradora, respectively, fully consolidated as from June in the company's financial statements.

Additionally, in December 2006, CPFL Energia acquired 99.99% of the shares of Santa Cruz, and ENERCAN started its operations in February 2007.

In view of the lack of comparability with the first quarter of 2006, these facts should be taken into account in a comparative analysis of the periods.

Gross Operating Income

The Gross Operating Income in the first quarter of 2007 was R$ 3,341,728, an increase of 19.8% (R$ 552,350) compared to the same period of the previous year.

The main reasons for this difference were:

i. An increase of 9.3% in the amount of Electricity sold to end users, of which 8.3% refers to the acquisitions of RGE and Santa Cruz;
ii. Impacts of the 2006 tariff adjustments of CPFL Paulista, CPFL Piratininga and RGE, of 10.83%, 10.79% and 10.2% respectively;
iii. An increase of 29.0% (R$ 44,589) in the income from TUSD, due mainly to the migration of industrial clients to the Free Market Environment.

  Amount of Energy Sold

Although energy sales to end users increased by 9.3%, total energy sales, taking into account sales to other concessionaires, grew by 4.1% . The increase in sales to end users was mainly influenced by the good performance of the residential and commercial classes, with growth of 18.5% and 14.5% respectively.

The increase in the CPFL Energia concession areas, which takes into account the supply billed with collection of TUSD, grew by 6.1% in the first quarter of 2007, compared with the same period of the previous year. Taking into consideration the effects of the acquisitions of RGE and Santa Cruz, the increase was 14.6% .

Deductions from Operating Income

The deductions from operating income in the first quarter of 2007 amounted to R$ 1,188,534, an increase of 22.8% (R$ 220,962) in relation to the same quarter of 2006, largely due to the increase in Gross Revenue.

Cost of Electricity Services

In the first quarter of 2007, the Cost of the Electricity Service was R$ 1,051,176, an increase of 12.5% (R$ 116,944) compared with the same quarter of the previous year, mainly due to:

i. An increase of 10.7% in the amount of energy acquired, of which 7.2% refers to the acquisitions of RGE and Santa Cruz;
ii. An increase in the average price of the energy purchased;
iii. Effects relating to recalculation of the energy cost in the 2005 and 2006 Tariff Reviews for the subsidiary CPFL Paulista, of R$ 79,075 (Note 3.b.2).

Operating Costs and Expenses

The operating costs and expenses in the quarter amounted to R$ 315,056, an increase of 2.0% (R$ 6,048) over the same period of the previous year. This increase was mainly due to:

  Manageable Operating Expenses

These expenses, comprising Personnel, Materials, Outsourced Services and Other expenses, totaled R$ 230,159 in the first quarter of 2007, a decrease of 0.7% (R$ 1,634) in relation to the same quarter of 2006. This reduction was mainly due to the following factors:

i. Personnel: the reduction of 9.5% (R$ 10,258) is due mainly to the expense recognized in the first quarter of 2006 in relation to the Early Retirement Program, partially offset by the increase of R$ 9,977 in expense for ENERCAN and the acquisitions of RGE and Santa Cruz;
ii. Materials, Outsourced Services and Other Expenses: an increase of 7.0% (R$ 8,661) due mainly to ENERCAN and the acquisitions of RGE and Santa Cruz.

  Private Pension Fund

The Private Pension plan generated income of R$ 12,583 in the quarter (R$ 10,745 more than in the same period of 2006). This variation is mainly due to the impacts on the actual expected income on the plan assets, as established in the Actuarial Report prepared in December 2006.

  Depreciation and Amortization

The increase of 16.7% (R$ 12,745) refers basically to ENERCAN and the acquisitions of RGE and Santa Cruz.

Financial Income (Expense)

The net financial expense was 30.6% (R$ 25,058) higher than in the same quarter of 2006, mainly due to:

i. The decrease in income on investments resulting from the decrease in cash and cash equivalents;
ii. Recording of the net financial expense of R$ 9,724 in respect of ENERCAN and the acquisitions of RGE and Santa Cruz.

Social Contribution and Income Tax

Taxes on income amounted to 13.1% (R$ 23,645), higher than in the same period of the previous year. Although pre-tax profit was 36.8% higher than in the first quarter of 2006, the increase was offset by the income tax credit of R$ 40,234 recorded on the merged goodwill from acquisition of the subsidiary Semesa (Note 10).

Net Income and EBITDA

Due to the factors mentioned above, the net income for the quarter was R$ 472,928, 54.3% (R$ 166,440) higher in the same period of 2006.

The adjusted EBITDA (net income for the quarter before the effects of the private pension fund , depreciation, amortization, financial income (expense), equity accounting, social contribution, income tax and extraordinary item) for the first quarter of 2007 was R$ 868,926, 32.8% (R$ 214,686) higher than the EBITDA determined in the same period of 2006 (information not reviewed by the Independent Auditors).

The effects of the operating start-up of ENERCAN and the acquisitions of RGE and Santa Cruz, resulted in increases in EBITDA of R$ 16,047 (2.5%), R$ 32,274 (4.9%) and R$ 11,228 (1.7%), respectively, (information not reviewed by the Independent Auditors).

1 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	55.69
COMMERCIAL, INDUSTRIAL AND OTHER		999,991			33,831,818,623

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	24.84
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,785			205,487,715,785

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	2.87
COMMERCIAL, INDUSTRIAL AND OTHER		455,996			455,996

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	9.11
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,891			53,031,258,890

05	CPFL SERRA LTDA	02.150.256/0001-00	PUBLIC SUBSIDIARY	100.00	28.01
COMMERCIAL, INDUSTRIAL AND OTHER		1,340,969,099			0

06	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	99.76	0.00
COMMERCIAL, INDUSTRIAL AND OTHER		804,776,417			0

15.01 – INVESTMENTS

(Not reviewed by independent accountants)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the first quarter, as well as the three years ended December 31, 2006, 2005 and 2004.

	In million of R$

		Year Ended December 31,

	Three Months	2006	2005	2004

Distribution:
CPFL Paulista	72	245	189	131
CPFL Piratininga	44	131	86	64
RGE	37	151	93	66
Santa Cruz	2	-	-	-

Total distribution	155	527	368	261
Generation:	82	266	255	343
Commercialization:
CPFL Brasil	-	4	4	2

Total	237	797	627	606

We plan to make capital expenditures totaling approximately R$ 971 million in 2007 and approximately R$ 747 million in 2008. Of total budgeted capital expenditure over this period, R$ 1,398 million is for distribution, R$ 302 million is for generation, 2 million is for holding and R$ 16 million is for commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Position of the shareholders of CPFL Energia S/A with more than 5% of the shares holding voting rights, as of March 31, 2007:

Shareholders	Common Shares	Interest - %

VBC Energia S.A.	139,002,673	28.97%
521 Participações S.A.	149,230,373	31.11%
Bonaire Participações S.A.	60,713,511	12.65%
Brumado Holdings S.A.	28,420,052	5.92%
BNDES Participações S.A.	24,789,436	5.17%
Other shareholders	77,600,685	16.18%

Total	479,756,730	100.00%

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2007 and 2006:

	March 31, 2007		March 31, 2006

Shareholders	Common Shares	%	Common Shares	%

Controlling Shareholders	349,784,399	72.91%	394,617,573	82.25%
Administrator
Executive Officers	29,657	0.01%	43,378	0.01%
Board of Directors	11	0.00%	21	0.00%
Fiscal Council	-	0.00%	-	0.00%
Other Shareholders – Free Float	129,942,663	27.08%	85,095,758	17.74%

Total	479,756,730	100.00%	479,756,730	100.00%

Shareholder’s composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2007.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Votorantim Energia Ltda	1,100,652	30.31%	47,018	33.33%	1,147,670	30.42%
(b)	Atila Holdings S/A	1,100,652	30.31%	47,021	33.33%	1,147,673	30.42%
(c)	Camargo Corrêa Energia S.A.	1,100,652	30.30%	47,018	33.34%	1,147,670	30.42%
	Other Shareholders	329,899	9.08%	4	0.00%	329,903	8.74%
	Total	3,631,855	100.00%	141,061	100.00%	3,772,916	100.00%

(a) Votorantim Energia Ltda

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	228,617,352	70.28%
(e)	Companhia Brasileira de Alumínio	70,827,862	21.77%
(f)	Santa Cruz Geração de Energia S.A.	25,855,977	7.95%
	Total	325,301,191	100.00%

(b) Atila Holdings S.A.

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	43,888,285	50.00%
(g)	Camargo Corrêa S.A.	43,888,285	50.00%
	Total	87,776,570	100.00%

(c) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	Camargo Corrêa S/A	518,860	100.00%	518,851	100.00%	1,037,711	100.00%
	Other Shareholders	0	0.00%	8	0.00%	9	0.00%
	Total	518,860	100.00%	518,860	100.00%	1,037,720	100.00%

(d) Votorantim Investimentos Industriais S.A.

	Shareholders	Common Shares	%
(h)	Votorantim Participações S.A.	11,165,582,998	100.00%
	Other Shareholders	2	0.00%
	Total	11,165,583,000	100.00%

(e) Companhia Brasileira de Alumínio

	Shareholders	Common Shares	%
(d)	Votorantim Investimentos Industriais S.A.	765,534,496	99.76%
	Other Shareholders	1,874,557	0.24%
	Total	767,409,053	100.00%

(f) Santa Cruz Geração de Energia S.A.

	Shareholders	Common Shares	%
(e)	Companhia Brasileira de Alumínio	42,105,504	100.00%
	Other Shareholders	6	0.00%
	Total	42,105,510	100.00%

(g) Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Participações Morro Vermelho S.A.	48,937	99.98%	93,099	100.00%	142,036	99.99%
	Other Shareholders	9	0.02%	1	0.00%	10	0.01%
	Total	48,946	100.00%	93,100	100.00%	142,046	100.00%

(h) Votorantim Participações S.A.

	Shareholders	Common Shares	%
(j)	Hejoassu Administração S.A.	5,304,772,480	98.59%
	Other Shareholders	76,106,493	1.41%
	Total	5,380,878,973	100.00%

(i) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%
Other Shareholders	191	0.00%
Total	14,648,127	100.00%

(j) Hejoassu Administração S.A.

	Shareholders	Common Shares	%
(k)	JEMF Participações S.A.	400,000	25.00%
(l)	AEM Participações S.A.	400,000	25.00%
(m)	ERMAN Participações S.A.	400,000	25.00%
(n)	MRC Participações S.A.	400,000	25.00%
	Total	1,600,000	100.00%

(k) JEMF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	José Ermírio de Moraes Neto	228,243,033	33.34%	0	0.00%	228,243,033	33.34%
	José Roberto Ermírio Moraes	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	Neide Helena de Moraes	228,243,034	33.33%	0	0.00%	228,243,034	33.33%
(l)	AEM Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(m)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(n)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(l) AEM Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes detains the voting rights, corresponding to the totality of his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(k)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(m)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(n)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(m) ERMAN Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes detains the voting rights, corresponding to the totality of his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(k)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(l)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
(n)	MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(n) MRC Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti detains the voting rights, corresponding to the totality of his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(k)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(l)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(n)	AEM Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

Shareholder’s composition of 521 Participações S.A. with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2007.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%
Other Shareholders	6	0.00%
Total	2,405,000	100.00%

Shareholder’s composition of Bonaire Participações S.A. with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2007.

Shareholders	Common Shares	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%
Other Shareholders	6	0.00%
Total	66,728,878	100.00%

Shareholder’s composition of BRUMADO HOLDINGS S.A. with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2007.

Shareholders		Common Shares	%
(a)	Antares Holding Ltda	980,492,792	100.00%
	Total	980,492,792	100.00%

(a) Antares Holding Ltda

Shareholders	Common Shares	%
Bradespar S.A.	274,546,567	100.00%
Other Shareholders	1	0.00%
Total	274,546,568	100.00%

(b) Bradespar S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Cidade de Deus Cia Cial de Participações	22,441,612	36.59%	150,480	0.13%	22,592,092	12.92%
	Fundação Bradesco	9,089,652	14.82%	1,449,492	1.28%	10,539,144	6.03%
	Hedging Griffo (Fundos)	3,161,990	5.16%	8,816,134	7.77%	11,978,124	6.85%
(d)	NCF Participações S.A.	8,573,756	13.98%	0	0.00%	8,573,756	4.91%
	Fundo de Pensões do Banco Espirito Santo	5,950,000	9.70%	0	0.00%	5,950,000	3.40%
	Other Shareholders	12,115,242	19.75%	103,096,342	90.82%	115,211,584	65.89%
	Total	61,332,252	100.00%	113,512,448	100.00%	174,844,700	100.00%

(c) Cidade de Deus Cia Cial de Participações

Shareholders		Common Shares	%
(e)	Nova Cidade de Deus Participações S.A.	2,574,939,991	44.78%
	Fundação Bradesco	1,903,839,616	33.11%
	Lia Maria Aguiar	417,744,408	7.26%
	Lina Maria Aguiar	488,038,330	8.48%
	Other Shareholders	366,156,434	6.37%
	Total	5,750,718,779	100.00%

(d) NCF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
Nova Cidade de Deus Participações S.A.	777,000	1.36%	0	0.00%	777,000	0.72%
Total	57,087,916	100.00%	50,828,750	100.00%	107,916,666	100.00%

(e) Nova Cidade de Deus Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	101,082,737	46.30%	231,332,928	98.35%	332,415,665	73.29%
(f)	Elo Participações S.A.	117,230,771	53.70%	0	0.00%	117,230,771	25.85%
	Caixa Beneficiente Fund. do Bradesco	0	0%	3,885,487	1.65%	3,885,487	0.86%
	Total	218,313,508	100.00%	235,218,415	100.00%	453,531,923	100.00%

(f) Elo Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	9,188,513	5.92%	0	0.00%	9,188,513	4.12%
Other Shareholders	145,894,884	94.08%	67,859,087	100.00%	213,753,971	95.88%
Total	155,083,397	100.00%	67,859,087	100.00%	222,942,484	100.00%

Shareholder’s composition of BNDES S.A. wiith more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2007.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social (1)	1	100.00%
Total	1	100.00%

(1) State agency – Brazilian Federal.

       The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitrage in the Market Chamber of Arbitrage, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

Annual Social Report / Quarterly 2007 and 2006

Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1º Quarter 2007 Value (R$ thousand)			1º Quarter 2006 Value (R$ thousand)

Net Revenues (NR)			2,153,194			1,821,806

Operating Result (OR)			679,916			496,578

Gross Payroll (GP)			89,821			103,508

2 - Internal Social Indicators	Value (R$ thousand)	% of GP	% of NR	Valor (R$ thousand)	% of GP	% of NR

Food	7,045	7.84%	0.33%	6,237	6.03%	0.34%

Mandatory payroll taxes	23,678	26.36%	1.10%	28,493	27.53%	1.56%

Private pension plan	4,976	5.54%	0.23%	4,814	4.65%	0.26%

Health	4,600	5.12%	0.21%	4,584	4.43%	0.25%

Occupational safety and health	474	0.53%	0.02%	304	0.29%	0.02%

Education	422	0.47%	0.02%	330	0.32%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Trainning and professional development	1,258	1.40%	0.06%	1,381	1.33%	0.08%

Day-care / allowance	188	0.21%	0.01%	154	0.15%	0.01%

Profit / income sharing	8,023	8.93%	0.37%	10,222	9.88%	0.56%

Others	1,231	1.37%	0.06%	783	0.76%	0.04%

Total - internal social indicators	51,895	57.78%	2.41%	57,302	55.36%	3.15%

3 - External Social Indicators	Valor (R$ thousand)	% of OR	% of NR	Valor (R$ thousand)	% of OR	% of NR

Education	0	0.00%	0.00%	21	0.00%	0.00%

Culture	1,122	0.17%	0.05%	3,358	0.68%	0.18%

Health and sanitation	169	0.02%	0.01%	241	0.05%	0.01%

Sport	0	0.00%	0.00%	0	0.00%	0.00%

War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Others	61	0.01%	0.00%	240	0.05%	0.01%

Total contributions to society	1,352	0.20%	0.06%	3,860	0.78%	0.21%

Taxes (excluding payroll taxes)	1,121,540	164.95%	52.09%	965,076	194.35%	52.97%

Total - external social indicators	1,122,892	165.15%	52.15%	968,936	195.12%	53.19%

4 - Environmental Indicators	Valor (R$ thousand)	% of OR	% of NR	Valor (R$ thousand)	% of OR	% of NR

Investments relalated to company production / operation	4,874	0.72%	0.23%	6,407	1.29%	0.35%

Investments in external programs and/or projects	3,233	0.48%	0.15%	1,163	0.23%	0.06%

Total environmental investments	8,107	1.19%	0.38%	7,570	1.52%	0.42%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%	( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%

5 - Staff Indicators	1º Quarter 2007	1º Quarter 2006

Nº of employees at the end of period	6,214	5,737

Nº of employees hired during the period	114	99

Nº of outsourced employees	5,003	4,452

Nº of interns	154	140

Nº of employees above 45 years age	1,481	1,170

Nº of women working at the company	1,031	974

% of management position occupied by women	11.02%	12.70%

Nº of Afro-Brazilian employees working at the company	445	425

% of management position occupied by Afro-Brazilian employees	0.39%	0.37%

Nº of employees with disabilities	191	147

6 - Relevant information regarding the exercise of corporate citizenship	1º Quarter 2007	1º Quarter 2006

Ratio of the highest to the lowest compensation at company	73.54	73.04

Total number of work-related accidents	13	13

Social and environmental projects developed by the company were	( ) directors	(X) directors	( ) all	( ) directors	(X) directors	( ) all
decided upon by:		and managers	employees		and managers	employees

	( ) directors	( ) all	(X) all + Cipa	( ) directors	( ) all	(X) all + Cipa
Health and safety standards at the workplace were decided upon by:	and managers	employees		and managers	employees

Regarding the liberty to join a union, the right to a collective negotiation	( ) does not	( ) follows the	(X) motivates	( ) will not	( ) will follow	(X) will motivate
and the internal representation of the employees, the company:	get involved	OIT rules	and follows OIT	get involved	the OIT rules	and follow OIT

	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
The private pension plan contemplates:		and managers	employees		and managers	employees

	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
The profit / income sharing contemplates:		and managers	employees		and managers	employees

In the selection of suppliers, the same ethical standards and social /	( ) are not	(X) are	( ) are	( ) will not be	(X) will be	( ) will be
environmental responsibilities adopted by the company:	considered	suggested	required	considered	suggested	required

Regarding the participation of employees in voluntary work programs, the	( ) does not	( ) supports	(X) organizes	( ) will not	( ) will support	(X) will organize
company:	get involved		and motivates	get involved		and motivate

Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	238,983	482	1,727	274,629	680	2,133

% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%		100%	100%	97%

Total value-added to distribute (R$ 000):	In first quarter 2007: 2,004,686		In first quarter 2006: 1,649,048

	65% government	3% employees	64% government	6% employees
	0% shareholders	8% third parties	0% shareholders	11% third parties
Value-Added Distribution (VAD):	24% retained		19% retained

7 - Other Information

Item
6- Relevant information regarding the exercise of corporate citizenship - 1[o] Quarter 2007
% of complaints and criticisms attended to or resolved in the Justice, left blank for take three months to its solution
Consolidated informations
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1.
We have performed a special review of the accompanying interim financial statements of CPFL Energia S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of March 31, 2007, the related statements of operations for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

The interim financial statements for the quarters ended March 31, 2007 and 2006 of the indirect subsidiary Rio Grande Energia S.A. - RGE were reviewed by other independent auditors, who issued review reports thereon, dated April 23, 2007 and April 27, 2006 , respectively. Those auditors audited the balance sheet as of December 31, 2006 and issued an opinion thereon, dated January 26, 2007. The review reports and opinion were unqualified. Our reviews, insofar as they relate to: (a) total assets of this subsidiary as of March 31, 2007 and December 31, 2006, which represent 14.3% of the consolidated total assets; (b) the subsidiary's net result for the quarters ended March 31, 2007 and 2006, which represent 8.2% and 5.2%, respectively, of the consolidated total balances; and (c) the respective investment recorded under the equity method in the Company's financial statements, are based solely on the review reports and opinion of those independent auditors. The interim financial statements for the quar ter ended March 31, 2007 of the indirect jointly-owned subsidiary Campos Novos Energia S.A. were reviewed by other independent auditors, who issued unqualified review reports thereon, dated April 13, 2007, containing an emphasis-of-matter paragraph with respect to the existence of excess liabilities over current assets, which will be paid with the Company's cash flow. Those auditors audited the balance sheet as of December 31, 2006 and issued an opinion thereon, dated January 26, 2007, unqualified opinion. Our reviews, insofar as they relate to: (a) total proportional assets of this subsidiary as of March 31, 2007 and December 31, 2006, which represent 5.2% and 5.3%, respectively, of the consolidated total assets; (b) the subsidiary's net result for the quarter ended March 31, 2007, which represent 1.7% of the consolidated total balances; and (c) the respective investment recorded under the equity method in the Company's financial statements, are based solely on the review reports and opinion of those indepe ndent auditors.

3.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4.
Based on our special review and the reports of the other auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5.
As discussed in note 3, item (b.1), on October 19, 2006, the National Electric Power Agency (ANEEL) changed, on a provisional basis, the periodic tariff revision rate of 2003 of the subsidiary Companhia Piratininga de Força e Luz from 9.67% to 10.14%. Since this is a provisional tariff revision, it is subject to changes upon definitive approval.

6.
We had previously audited the individual and consolidated balance sheets of CPFL Energia S.A. and subsidiaries as of December 31, 2006, presented for comparative purposes, and issued an opinion thereon, dated January 26, 2007, containing an emphasis of matter paragraph similar to paragraph 5 above. We had previously reviewed the individual and consolidated statements of operations for the quarter ended March 31, 2006, presented for comparative purposes, and issued a review report thereon, dated April 27, 2006 (except for the matter mentioned in the note regarding subsequent events, as to which the date is May 10, 2006), containing an emphasis of matter paragraph regarding the change made by ANEEL, on a definite basis, of the periodic tariff revision rate of 2003 of the subsidiary Companhia Paulista de Força e Luz and the recording of a regulatory asset pending approval by ANEEL on that date.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Campinas, April 24, 2007

DELOITTE TOUCHE TOHMATSU	Walbert Antonio dos Santos
Auditores Independentes	Engagement Partner

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz (“CPFL Paulista”) is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of March 31, 2007, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of March 31, 2007, filed at CVM (Brazilian Securities Commission).

The subsidiary Companhia Piratininga de Força e Luz is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of March 31, 2007, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	Operating revenues	448,434	448,434	449,958	449,958
3.02	Deductions from operating revenues	(62,112)	(62,112)	(59,589)	(59,589)
3.02.01	ICMS	(20,784)	(20,784)	(18,211)	(18,211)
3.02.02	PIS	(7,350)	(7,350)	(7,365)	(7,365)
3.02.03	COFINS	(33,852)	(33,852)	(33,911)	(33,911)
3.02.04	ISS	(126)	(126)	(102)	(102)
3.03	Net operating revenues	386,322	386,322	390,369	390,369
3.04	Cost of sales and/or services	(270,674)	(270,674)	(286,559)	(286,559)
3.04.01	Cost of electric energy	(267,051)	(267,051)	(282,688)	(282,688)
3.04.02	Material	(120)	(120)	(672)	(672)
3.04.03	Outsourced services	(3,503)	(3,503)	(3,199)	(3,199)
3.05	Gross operating income	115,648	115,648	103,810	103,810
3.06	Operating Expenses/Income	(3,163)	(3,163)	(885)	(885)
3.06.01	Sales and Marketing	(4,267)	(4,267)	(3,580)	(3,580)
3.06.02	General and administrative	(40)	(40)	(19)	(19)
3.06.03	Financial	1,144	1,144	2,714	2,714
3.06.03.01	Financial income	3,753	3,753	5,180	5,180
3.06.03.02	Financial expenses	(2,609)	(2,609)	(2,466)	(2,466)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.07	Income from operations	112,485	112,485	102,925	102,925
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	112,485	112,485	102,925	102,925
3.10	Income tax and social contribution	(38,091)	(38,091)	(34,575)	(34,575)
3.10.01	Social contribution	(10,090)	(10,090)	(9,166)	(9,166)
3.10.02	Income tax	(28,001)	(28,001)	(25,409)	(25,409)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	74,394	74,394	68,350	68,350
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	455,996	455,996	455,996	455,996
	EARNINGS PER SHARE	163.14617	163.14617	149.89167	149.89167
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

CPFL Comercialização Brasil S.A.

Gross Revenue

The Gross revenue for the 1st quarter of 2007, which includes the operations of the subsidiaries CLION and Sul Geradora, was R$ 448,434, a slight decrease of 0.3% in relation to the same quarter of 2006. A volume of 3,612 GWh was traded in the quarter, against 3,964 GWh in the same quarter of the previous year.

Net Income

Net income of R$ 74,394 was recorded in the 1st quarter of 2007, an increase of 8.8% compared to the same quarter of 2006.

EBITDA (net income before financial income, income tax and social contribution, depreciation and amortization) for the 1st quarter of 2007 was R$ 111,602, 11.3% higher than in the same quarter of 2006, which amounted to R$ 100,247 (information not reviewed by the Independent Auditors).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	9
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	48
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	49
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	50
07	01	CONSOLIDATED INCOME STATEMENT	52
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	55
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	59
15	01	INVESTMENTS	60
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	61
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	70
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	72
		CPFL GERAÇÃO DE ENERGIA S.A.
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	72
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	72
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	INCOME STATEMENT OF SUBSIDIARIES	74
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.